UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZOGENIX, INC.

(Name of Subject Company)

ZOGENIX, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Stephen J. Farr, Ph.D.

President and Chief Executive Officer

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, California 94608

(510) 550 8300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Zogenix, Inc., a Delaware corporation (“Zogenix” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company and its consolidated subsidiaries. The address of the Company’s principal executive office is 5959 Horton Street, Suite 500, Emeryville, CA 94608. The telephone number of the Company’s principal executive office is (510) 550-8300.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common stock, par value $0.001 per share, of the Company (the “Shares”). As of the close of business on January 27, 2022, 56,125,822 Shares were outstanding, 6,637,422 Shares were issuable pursuant to outstanding stock options (the “Company Options”), 1,104,367 Shares were subject to issuance upon settlement of outstanding restricted stock units (the “Company RSUs”) and performance-based stock units (the “Company PSUs”) and 12,312,613 Shares were reserved for issuance upon conversion of the Company’s 2.75% Convertible Senior Notes due 2027 (the “Convertible Notes”). In addition, the Company anticipates that 385,515 Shares will be issued pursuant to the Company’s 2010 Employee Stock Purchase Plan as of the Final Exercise Date (as defined below) under the plan.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), to purchase all of the outstanding Shares, other than Excluded Shares (as defined below) for (i) $26.00 per Share, net to the seller, in cash, without interest and less any required withholding taxes (the “Closing Amount”), and (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any required withholding taxes, if a specified milestone is achieved on or prior to December 31, 2023 pursuant to the terms of the CVR Agreement (which is further discussed in the subsection below entitled “Arrangements with Purchaser and Parent—Contingent Value Rights Agreement”) ((i) and (ii) together, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 18, 2022, among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”).

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Zogenix, Inc.” as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Purchaser’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the Expiration Time (as defined in the Merger Agreement) (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Purchaser, would represent at least a majority of the Shares outstanding as of the consummation of the Offer; (ii) the expiration or termination of any waiting period (and extensions thereof, including under any agreement entered into in compliance with the Merger Agreement between a party and a governmental authority agreeing not to consummate the Offer or the Merger prior to a certain date)) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any other clearance, approval or consent under any other applicable antitrust laws (or the failure by any relevant governmental authority exercising jurisdiction under any other applicable antitrust law to render a decision in the relevant time period, so that the transactions contemplated by the Merger Agreement are deemed to be cleared, approved or consented to under such other applicable antitrust law); (iii) there being no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction, and no law, rule, regulation, judgment, decree, injunction, ruling, order, decision, or other legal or regulatory requirement in effect, in each case that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or that imposes certain remedies or restrictions on the ability of Parent to own or operate Zogenix, its businesses or assets; (iv) the Merger Agreement not having been terminated in accordance with its terms; and (v) other customary conditions.

The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Purchaser having irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; and (ii) there being no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction, and no law, rule, regulation, judgment, decree, injunction, ruling, order, decision, or other legal or regulatory requirement in effect, in each case that prohibits or makes illegal the consummation of the Merger.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any Shares, the following will occur: (i) each Share that is outstanding prior to the Effective Time (excluding (A) Excluded Shares (as defined below) and (B) Shares that are issued and outstanding immediately prior to the Effective Time that are held by stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Company Shares”)) will be automatically converted into the right to receive the Offer Price pursuant to the Merger Agreement, without interest (the “Merger Consideration”); (ii) each Share owned by the Company (or held in its treasury), Parent or Purchaser, or by any wholly owned subsidiary of Parent or the Company, in each case immediately prior to the Effective Time (“Excluded Shares”) shall be canceled and extinguished without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger; and (iii) each share of common stock, par value $0.001 per share, of Purchaser that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

In addition, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof or the Company, (i) each Company Option that remains outstanding as of immediately prior to the Effective Time, whether or not then exercisable or vested, will be treated as follows: (a) each such Company Option with an exercise price less than $26.00 (each, an “In the Money Option”), will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, the Option Consideration (as defined below) applicable to such In the Money Options, (b) each outstanding Company Option with an exercise price equal to or greater than $26.00 but less than $28.00 (each, an “Out of the Money Option”), will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, the Option Consideration applicable to such Out the Money Options, (c) each Company Option with an exercise price equal to or greater than $28.00 (each, an “Over $28.00 Out of the Money Option”), will be canceled for no consideration; and (ii) each Company RSU and each Company PSU that remains outstanding as of immediately prior to the Effective Time shall be canceled as of the Effective Time and converted into the right to receive, subject to the terms of the Merger Agreement, the RSU/PSU Consideration (as defined below).

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; CVR Agreement—Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time of the Offer is one minute after 11:59 p.m., eastern time, on March 1, 2022, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

According to the Schedule TO, Parent has formed Purchaser for the purpose of making the Offer and effecting the Merger. The Offer to Purchase states that Parent’s principal executive office is located at Allée de la Recherche, 60, 1070 Brussels, Belgium, and the telephone number of Parent is +32 2 559 99 99; and Purchaser’s principal executive office is located at 1950 Lake Park Drive, Smyrna, GA 30080, and the telephone number of Purchaser is (770) 970 7500.

The Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Contingent Value Rights Agreement

At or prior to the time that the Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), Parent and a rights agent mutually agreeable to Parent and the Company, will enter into a Contingent Value Rights Agreement governing the terms of the CVRs to be issued as part of the Offer (the “CVR Agreement”).

The summary of the CVR Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit (e)(2), and which is incorporated herein by reference.

Confidentiality Agreement

On August 25, 2021, the Company and UCB Biopharma SPRL, an affiliate of Parent, entered into a Confidentiality Agreement (the “Parent CDA”) in connection with a possible commercial relationship in Europe related to the Company’s product Fintepla®, which was further amended as of January 3, 2022, to expand such scope to include the evaluation, discussion and negotiating of a potential acquisition of the Company by Parent or one of its affiliates, pursuant to which, among other things, Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible negotiated transaction with the Company. The Parent CDA did not contain a standstill provision. The summary of the Parent CDA contained in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; CVR Agreement—Other Agreements” is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of January 28, 2022, the executive officers and directors of the Company beneficially owned, in the aggregate, 277,422 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs and Company PSUs which are further discussed in the subsection below entitled “—Effect of the Offer and the Merger on Stock Awards—Generally”. If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive collectively, (i) an aggregate of $7,212,972 in cash, and (ii) 277,422 CVRs, pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of January 28, 2022 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs and Company PSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. One CVR shall also be provided as consideration for each such Share.

Name	Number of Shares Beneficially Owned (#)		Cash Consideration for Shares Beneficially Owned ($)(1)	Maximum Cash Consideration for CVRs in Respect of Shares Beneficially Owned ($)(2)
Executive Officers
Stephen J. Farr, Ph.D.*	92,022		$2,392,572	$184,044
Michael P. Smith	7,796		$202,696	$15,592
Bradley S. Galer, M.D.	22,964		$597,064	$45,928
Shawnte M. Mitchell	496		$12,896	$992
Ashish M. Sagrolikar	16,326		$424,476	$32,652
Gail M. Farfel, Ph.D.	16,047		$417,222	$32,094
Non-Employee Directors
Louis C. Bock	—		—	—
James B. Breitmeyer, M.D., Ph.D.	1,250		$32,500	$2,500
Cam L. Garner	81,843	(3)	$2,127,918	$163,686
Caroline M. Loewy	—		—	—
Erle T. Mast.	3,027		$78,702	$6,054
Mary E. Stutts	—		—	—
Renee P. Tannenbaum, Pharm.D.	32,567		$846,742	$65,134
Denelle J. Waynick	584		$15,184	$1,168
Mark Wiggins	2,500		$65,000	$5,000

*	Dr. Farr is both a director and an executive officer.

(1)	Calculated based on (a) the number of owned Shares, multiplied by (b) $26.00.
(2)	Calculated based on (a) the number of owned Shares, multiplied by (b) $2.00, which is the amount payable per Share in the event the applicable milestone under the CVR Agreement is achieved.
(3)	Includes 41,000 Shares owned by the Garner Family Trust and 41,843 Shares owned by Garner Investments, LLC.

Effect of the Offer and the Merger on Stock Awards—Generally

Company Options. Pursuant to the terms of the Merger Agreement, at the Effective Time, without any action on the part of the holders thereof: (i) each outstanding In the Money Option, whether or not then exercisable or vested, will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, both (x) an amount in cash equal to the product of (I) the excess of the Closing Amount over the applicable per Share exercise price of such canceled In the Money Option multiplied by (II) the aggregate number of Shares subject to such In the Money Option immediately prior to the Effective Time, and (y) one CVR for each Share subject to such In the Money Option immediately prior to the Effective Time; and (ii) each outstanding Out of the Money Option, whether or not then exercisable or vested, will be canceled and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash, if any, from Parent, if and when (and only if and when) payments in respect of CVRs are required to be made (and in all events within such period of time after achievement of the milestone specified in the CVR Agreement as may be required to ensure that such cash payment constitutes a short-term deferral within the meaning of Treasury Regulation 1.409A-1(b)(4)), equal to the amount by which the sum of the Closing Amount plus the amount paid under the CVR exceeds the exercise price payable per Share under such Out of the Money Option ((i) and (ii), as applicable, the “Option Consideration”). Pursuant to the terms of the Merger Agreement, any Over $28.00 Out of the Money Option will be canceled without payment of any consideration.

Company RSUs and Company PSUs. Pursuant to the terms of the Merger Agreement, at the Effective Time, without any action on the part of the holders thereof, each Company RSU and each Company PSU shall be canceled and converted into the right to receive, subject to the terms of the Merger Agreement (assuming all performance objectives contained in the Company PSUs have been fully achieved), both (x) an amount in cash equal to the product of (A) the Closing Amount multiplied by (B) the total number of Shares subject to such Company RSU or Company PSU, as the case may be; and (y) one CVR with respect to each Share subject to such Company RSU or Company PSU, as the case may be (with any performance conditions deemed achieved at maximum levels with respect to the PSUs), immediately prior to the Effective Time (the “RSU/PSU Consideration”).

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options, Company RSUs and Company PSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “—Effect of the Offer and the Merger on Stock Awards—Generally.”

Table of Estimated Consideration for Executive Officer and Director Company Options

The following table sets forth (i) the number of Shares underlying the outstanding In the Money Options, Out of the Money Options, Company RSUs and Company PSUs (assuming all performance objectives contained in the Company PSUs have been fully achieved) held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of March 29, 2022. Each Share subject to an In the Money Option, Company RSU or Company PSU will also be entitled to one CVR, with the total number of CVRs each individual is entitled to receive with respect to his or her In the Money Options, Company RSUs and Company PSUs reflected in the table below. Each Out of the Money Option will be eligible for a cash payment

(before deduction of applicable tax withholding) as if the holder received $26.00 per Share plus one notional CVR for each Share subject to any applicable Out of the Money Option, less the applicable exercise price, if the milestone specified in the CVR Agreement is achieved, as described in the preceding subsection entitled “—Effect of the Offer and the Merger on Stock Awards—Generally.” Solely for purposes of the table below, we have assumed that the Effective Time occurs on March 29, 2022. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between March 29, 2022 and the Effective Time. For purposes of this table, the cash value that is assigned to each CVR is $2.00 (or a portion thereof in the case of CVR-related payments in respect of the Out of the Money Options), which is the maximum (and only) amount payable under a CVR. Pursuant to the terms of the Merger Agreement, any Over $28.00 Out of the Money Options will be canceled without payment of any consideration, and have not been included in the table below.

Name	Number of Shares Subject to Unvested In the Money Options (#)	Cash Consideration for Unvested In the Money Options ($)(1)	Number of Shares Subject to Vested In the Money Options (#)	Cash Consideration for Vested In the Money Options ($)(1)	Number of CVRs Issued in Respect of In the Money Options (#)	Maximum Cash Payment for CVRs Issues in Respect of In the Money Options ($)(1)	Number of Shares Subject to Unvested Out of the Money Options (#)	Cash Consideration for Unvested Out of the Money Options ($)	Number of Shares Subject to Vested Out of the Money Options (#)	Cash Consideration for Vested Out of the Money Options ($)(1)	Number of Notional CVRs in Respect of Out of the Money Options (#)	Maximum Cash Payment for Notional CVRs in Respect of Out of the Money Options ($)
Executive Officers
Stephen J. Farr, Ph.D.*	70,001	506,807	520,992	6,479,329	590,993	1,181,986	82,500	—	82,500	—	165,000	105,600
Michael P. Smith	18,750	135,750	73,750	1,101,625	92,500	185,000	19,500	—	19,500	—	39,000	24,960
Bradley S. Galer, M.D.	22,500	162,900	245,375	3,908,480	267,875	535,750	19,500	—	19,500	—	39,000	24,960
Shawnte M. Mitchell	18,750	135,750	6,250	45,250	25,000	50,000	57,292	—	52,708	—	110,000	145,200
Ashish M. Sagrolikar	54,583	461,805	15,417	122,995	70,000	140,000	30,000	—	30,000	—	60,000	38,400
Gail M. Farfel, Ph.D.	22,500	162,900	149,539	2,133,420	172,039	344,078	17,500	—	17,500	—	35,000	22,400
Non-Employee Directors
Louis C. Bock	3,667	29,959	67,333	873,781	71,000	142,000	—	—	—	—	—	—
James B. Breitmeyer, M.D., Ph.D.	3,667	29,959	72,958	782,681	76,625	153,250	—	—	—	—	—	—
Cam L. Garner	3,667	29,959	58,333	754,981	62,000	124,000	—	—	—	—	—	—
Caroline M. Loewy	13,667	61,759	28,333	181,581	42,000	84,000	—	—	—	—	—	—
Erle T. Mast.	3,667	29,959	74,833	956,781	78,500	157,000	—	—	—	—	—	—
Mary E. Stutts	13,667	61,759	28,333	181,581	42,000	84,000	—	—	—	—	—	—
Renee P. Tannenbaum, Pharm.D.	3,667	29,959	21,333	189,381	25,000	50,000	—	—	—	—	—	—
Denelle J. Waynick	13,667	61,759	28,333	181,581	42,000	84,000	—	—	—	—	—	—
Mark Wiggins	3,667	29,959	83,583	1,066,681	87,250	174,500	—	—	—	—	—	—

*	Dr. Farr is both a director and an executive officer.
(1)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Closing Amount exceeds the per share exercise price of the Company Options.

Table of Estimated Consideration for Executive Officer Company RSUs and Company PSUs

The following table sets forth (i) the number of Shares underlying the outstanding Company RSUs and Company PSUs (assuming all performance objectives contained in the Company PSUs have been fully achieved) held by the Company’s executive officers; and (ii) the estimated cash amounts that the Company’s executive officers are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of March 29, 2022. Each Share subject to a Company RSU or Company PSU will also be entitled to one CVR, with the total number of CVRs each individual is entitled to receive with respect to his or her Company RSUs and Company PSUs reflected in the table below. Solely for purposes of the table below, we have assumed that the Effective Time occurs on March 29, 2022. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between March 29, 2022 and the Effective Time. For purposes of this table, the cash value that is assigned to each CVR is $2.00, which is the maximum (and only) amount payable under a CVR. As of March 29, 2022, none of the Company’s non-employee directors held Company RSUs or Company PSUs.

Name	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Unvested Company RSUs ($)(1)	Number of Shares Subject to Company PSUs (#)	Cash Consideration for Unvested Company PSUs ($)(1)	Number of CVRs in Respect of Company RSUs (#)	Maximum Cash Payment for CVRs in Respect of Company RSUs ($)	Number of CVRs in Respect of Company PSUs (#)	Maximum Cash Payment for CVRs in Respect of Company PSUs ($)
Executive Officers
Stephen J. Farr, Ph.D.*	53,748	1,397,448	46,665	1,213,290	53,748	107,496	46,665	93,330
Michael P. Smith	14,656	381,056	12,500	325,000	14,656	29,312	12,500	25,000
Bradley S. Galer, M.D.	21,531	559,806	15,000	390,000	21,531	43,062	15,000	30,000
Shawnte M. Mitchell	9,375	243,750	12,500	325,000	9,375	18,750	12,500	25,000
Ashish M. Sagrolikar	39,531	1,027,806	25,000	650,000	39,531	79,062	25,000	50,000
Gail M. Farfel, Ph.D.	16,281	423,306	15,000	390,000	16,281	32,562	15,000	30,000

*	Dr. Farr is both a director and an executive officer.
(1)

The estimated consideration for Company RSUs and Company PSUs equals the aggregate number of Shares underlying the Company RSUs and Company PSUs multiplied by the Closing Amount (assuming all performance objectives contained in the Company PSUs have been fully achieved).

Treatment of the Company ESPP

The Company sponsors the 2010 Employee Stock Purchase Plan, as amended (the “Company ESPP”), in which executive officers and other employees are eligible to participate. Pursuant to the terms of the Merger Agreement, the Company, the Company Board or the compensation committee of the Company Board, as applicable, are required to take all actions necessary pursuant to the terms of the Company ESPP to terminate the Company ESPP as of the day immediately prior to the closing of the Merger, contingent upon the occurrence of the closing of the Merger, and to otherwise effectuate the treatment of the Company ESPP as contemplated by the Merger Agreement. From and after the date of the Merger Agreement, (i) no new participants will be permitted to participate in the Company ESPP, (ii) existing participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, and (iii) except for the offering periods under the Company ESPP that are in effect on the date of the Merger Agreement (the “Final Offering Periods”), no new offering periods will commence following the date of the Merger Agreement.

If the Effective Time would occur: (i) during one or more of the Final Offering Periods, (A) the final exercise date(s) under the Company ESPP will be such date as the Company determines in its sole discretion (provided that such date will be no later than the date that is five days prior to the Acceptance Time (the “Final Exercise Date”)), and (B) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time and not constituting Excluded Shares, will be canceled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement; or (ii) after the end of both of the Final Offering Periods, all amounts allocated to each participant’s account under the Company ESPP at the end of each of the Final Offering Periods will be used to purchase whole Shares under the terms of the Company ESPP for such offering periods, which Shares, to the extent outstanding immediately prior to the Effective Time and not constituting Excluded Shares, will be canceled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement.

Continuing Employees – Employee Benefit Plans

A “change of control” will occur as of the Acceptance Time pursuant to the terms of the Company’s employment agreements and employee benefit plans, and, pursuant to the Merger Agreement, Parent will or will cause the Surviving Corporation to assume and honor such agreements and plans in accordance with their terms as in effect immediately prior to the Effective Time; provided that Parent and its subsidiaries (including the Surviving Corporation) are not prohibited from amending or terminating any such agreements or plans in accordance with their terms or if otherwise required by applicable law.

Pursuant to the Merger Agreement, for a period commencing at the Effective Time and ending on the first anniversary of the date on which the Effective Time occurs, the Surviving Corporation is required to provide to each employee of the Company or any of its subsidiaries (including any of the Company’s executive officers) who, as of the Effective Time, continues employment with the Company or any of its subsidiaries (each, a “Continuing Employee”) (i) a base salary or base wages and annual target bonus opportunity that, in each case, is not less than the base salary or base wages and annual target bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time (excluding any retention or other special or non-recurring bonus), (ii) severance benefits to Continuing Employees equal to the severance benefits that would have been provided under the Company’s employee benefit plans as in effect immediately prior to the Effective Time had such termination occurred at the Effective Time, and (iii) other compensation and benefits that are substantially comparable in the aggregate to other compensation and benefits (excluding equity-based compensation, retention, change in control or other transaction-based payments) offered by the Company to such Continuing Employee immediately prior to the Effective Time.

To the extent that an employee benefit plan or other compensation or severance arrangement of Parent, the Surviving Corporation or any of their respective subsidiaries excluding (i) any retiree healthcare or life insurance plans or programs maintained by Parent or any of its affiliates, (ii) any equity compensation arrangement and (iii) any defined benefit plan maintained by Parent or any of its affiliates (together, the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent is required to cause to be granted to such Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time for purposes of vesting, eligibility and benefit accrual (other than under any defined benefit pension plans) under the terms of such New Plans; provided, however, that such service need not be credited to the extent that it would result in duplication of benefits for the same period of service. Parent is also required to (x) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any analogous employee benefit plan applicable to such Continuing Employee prior to the Effective Time (such plans, collectively, the “Old Plans”), (y) recognize, for purposes of annual deductible, co-payment and out-of-pocket limits under its health and welfare plans, deductible, co-payment and out-of-pocket expenses paid by Continuing Employees in the plan year in which the Effective Time occurs, and (z) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible covered dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible covered dependent had satisfied any similar limitation or requirement under an analogous Old Plan prior to the Effective Time.

Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers

Pursuant to the employment agreements with each of our executive officers, if the Company terminates such officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below) or such officer’s employment is terminated as a result of his or her death or following his or her permanent disability, the executive officer or his or her estate, as applicable, is entitled to the following payments and benefits: (1) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other benefits, if any, under any group retirement plan, nonqualified deferred compensation plan, equity award or agreement, health benefits plan or other group benefit plan to which he or she may be entitled to under the terms of such plans or agreements; (2) a lump sum cash payment in an amount equal to 12 months of his or her base salary as in effect immediately prior to the date of termination; (3) continuation of health benefits for a period of 12 months following the date of termination; and (4) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards as to the number of stock awards that would have vested over the 12-month period following termination had such officer remained continuously employed by us during such period.

If a named executive officer is terminated without cause or resigns for good reason during the period commencing 60 days prior to a change in control (as defined below) or 12 months following a change in control, such officer will be entitled to receive, in addition to the severance benefits described above, a lump sum cash payment in an amount equal to his or her bonus (as defined below) for the year in which the termination of employment occurs and, in the case of Dr. Farr, an additional 6 months of his base salary in a lump sum cash payment. In addition, in the event of a change in control, the vesting and exercisability of 50% of the executive officer’s outstanding unvested stock awards will be automatically accelerated and, in the event an executive officer is terminated without cause or resigns for good reason within three months prior to or 12 months following a change in control, the vesting and exercisability of 100% of the executive officer’s outstanding unvested equity awards will be automatically accelerated (although the service-based Company RSUs granted to certain executives will not be eligible to receive the enhanced change in control vesting pursuant to this provision based on an involuntary termination without cause or resignation for good reason preceding a change in control, in which case the standard acceleration upon an involuntary termination will apply). In addition, all of the Company PSUs held by the executive officers vest upon a change in control.

For purposes of the employment agreements, “cause” generally means an executive officer’s (1) commission of an act of fraud, embezzlement or dishonesty or some other illegal act that has a material adverse impact on the Company or any successor or affiliate of the Company, (2) conviction of, or entry into a plea of “guilty” or “no contest” to, a felony, (3) unauthorized use or disclosure of the Company’s confidential information or trade secrets or any successor or affiliate of the Company that has, or may reasonably be expected to have, a material adverse impact on any such entity, (4) gross negligence, insubordination or material violation of any duty of loyalty to the Company or any successor or affiliate of the Company, or any other material misconduct on the part of the executive officer, (5) ongoing and repeated failure or refusal to perform or neglect of his or her duties as required by his or her employment agreement, which failure, refusal or neglect continues for 15 days following his or receipt of written notice from the Company Board, Chief Executive Officer or supervising officer, as applicable, stating with specificity the nature of such failure, refusal or neglect, or (6) breach of any policy of the Company or any material provision of his or her employment agreement.

For purposes of the employment agreements, “good reason” generally means (1) a material diminution in the executive officer’s authority, duties or responsibilities, (2) a material diminution in the executive officer’s base compensation, unless such a reduction is imposed across-the-board to senior management of the company, (3) a material change in the geographic location at which the executive officer must perform his or her duties, or (4) any other action or inaction that constitutes a material breach by the Company or any successor or affiliate of the Company of its obligations to the executive officer under his or her employment agreement.

For purposes of the employment agreements, “bonus” generally means an amount equal to the average of the bonuses awarded to the named executive officer for each of the three fiscal years prior to the date of his or her termination of employment, or such lesser number of years as may be applicable if the executive officer has not been employed for three full years on the date of termination of employment. For any partial fiscal year occurring because the executive commenced employment during that year, the executive’s “bonus” for that year shall be annualized as part of the bonus calculation.

For purposes of the employment agreements, “change in control” has the same meaning as such term is given under the terms of the Company’s 2010 Equity Incentive Award Plan. Under the plan, a change in control is generally defined as:

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the direct or indirect acquisition by any person or entity or related group of persons or entities (other than the Company, its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition;

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during any two-year period, individuals who, at the beginning of such period, constitute the Company Board together with any new director(s) whose election by the Company Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Company Board; or

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(1) a merger, consolidation, reorganization, or business combination or (2) the sale, exchange or transfer of all or substantially all of the assets of the Company in any single transaction or series of transactions or (3) the acquisition of assets or stock of another entity, in each case other than a transaction:

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which results in the voting securities of the Company outstanding immediately before the transaction continuing to represent, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

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after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Company or its successor; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the Company or its successor solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Rule 14d-10(d) Matters

On January 18, 2022, in connection with signing the Merger Agreement, the compensation committee of the Board approved resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Company has included in its fifth amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person served in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Charter provides that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Charter provides that the Company will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any claim, issue or matter as to which such Indemnitee shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The indemnification provisions contained in the Charter are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against certain liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for certain indemnification, exculpation, advancement of expenses and insurance rights in favor of Indemnitees. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and Purchaser have agreed to honor and fulfill in all respects the obligations of the Company and its subsidiaries under the indemnification, exculpation and expense advancement provisions in the Charter, bylaws or comparable organizational document of the Company or any of its subsidiaries, in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation Parent is required to cause t the Charter and bylaws (and/or other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence as of the date of the Merger Agreement, and during such six year period, such provisions must not be repealed, amended or otherwise modified in any manner adverse to the Indemnitees except as required by applicable law.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by the DGCL, other applicable laws and the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries in effect on the date of the Merger Agreement, Parent is required to cause the Surviving Corporation and its subsidiaries as of the Effective Time, as the case may be, to indemnify and hold harmless each Indemnitee against any losses incurred by such Indemnitee in respect of any legal proceeding based upon or arising out of the fact that such Indemnitee was a director, officer or employee of the Company or any of its subsidiaries at or prior to the Effective Time.

Parent is obligated to purchase (or cause the Surviving Corporation to purchase) directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) or “tail” insurance policies with a claims period of six years from the Effective Time, in each case with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date of the Merger Agreement, in each case with respect to any claim related to any actions or omissions taken at or prior to the Effective Time; provided, however, that if such policies are not available at an aggregate cost not greater than 300% of the annual premium amount paid by the Company for such policies in the last fiscal year, then, the Surviving Corporation will purchase policies with the greatest coverage available for a cost not exceeding such amount. Prior to the Effective Time, Parent may, at its sole discretion, request the Company, and in such case the Company shall use reasonable best efforts, to purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies, and if such policies are purchased by the Company, the obligations of Parent to obtain D&O Insurance will be deemed to be satisfied and the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Section 16 Matters

Prior to the Acceptance Time, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director of executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on January 18, 2022, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the Acceptance Time, and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares into the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(5)(N) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the joint press release issued by the Company and Parent, dated January 19, 2022, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management routinely evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management also periodically consider strategic alternatives to maximize value for the Company’s stockholders. In particular, the Company Board and management have considered a number of potential collaboration and licensing relationships and other strategic transactions, including at times evaluating a potential sale of the Company, to seek to enhance value for the Company’s stockholders.

On June 4, 2021, a representative of a financial advisor to a pharmaceutical company (“Party A”) introduced Michael P. Smith, the Company’s Chief Financial Officer, to an executive of Party A to determine their mutual interest in pursuing a potential partnership opportunity for Fintepla® in the European Union (the “EU”) and potentially other ex-U.S. geographies.

On June 28, 2021, Mr. Smith called executives from Party A and confirmed that the Company was interested in further discussing the potential partnership opportunity.

On July 19, 2021, the Company made initial contact with Parent when a representative of SVB Leerink LLC (“SVB Leerink”), which would later become one of the Company’s financial advisors in connection with the transaction, introduced Mr. Smith to David Flint, Head of M&A of Parent, at which time discussions were held regarding a potential partnership opportunity for Fintepla® in the EU.

On July 20, 2021, Mr. Smith called Mr. Flint to further discuss the potential partnership opportunity in the EU.

On July 21, 2021, the Company entered into a confidentiality agreement with Party A to facilitate further discussions regarding the potential partnership opportunity in the EU and provided Party A access to the virtual data room created by the Company for the same purpose. The confidentiality agreement did not include a standstill provision.

Following the entry into the confidentiality agreement by the Company and Party A, in addition to their review of the virtual data room, Party A and its advisors participated in video conferences and calls with the Company’s senior management and its representatives as part of Party A’s due diligence investigation. Such due diligence calls and conferences and Party A’s confirmatory due diligence investigation continued until the Company entered into an exclusivity agreement with Parent on December 22, 2021 as described below.

On July 27, 2021, the Company entered into an engagement letter with BofA Securities, Inc. (“BofA Securities”) pursuant to which the Company engaged BofA Securities to act as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Such engagement letter was later amended by the parties on January 2, 2022 to set forth the fees payable by the Company to BofA Securities as compensation for the services provided by BofA Securities under the engagement letter. For more information about the fees payable to BofA Securities under the engagement letter, see below under the caption “—Opinion of the Company’s Financial Advisors—Opinion of BofA Securities.”

On August 3, 2021, a representative of a financial advisor to a U.S.-based affiliate (“Party B”) of a global pharmaceutical company, introduced Stephen Farr, Ph.D., the Company’s President and Chief Executive Officer, via email to an executive of Party B to determine their interest in pursuing potential U.S. partnering opportunities for Fintepla®.

On August 11, 2021, the executives of Party B called Dr. Farr and Mr. Smith to express an interest in partnering activities in the U.S. or acquiring the Company with a view to enhancing Party B’s business in the United States, and stated that Party B was beginning an assessment regarding a potential acquisition of the Company and would revert with proposals for potential transaction structures. Dr. Farr indicated to Party B that the Company was not interested in U.S. partnership opportunities given the Company’s commercialization capabilities in the United States and was also not interested in a sale of the Company.

On August 25, 2021, the Company entered into a confidentiality agreement with Parent to facilitate further discussions regarding the potential partnership opportunity in the EU and provided Parent access to the virtual data room created by the Company for the same purpose. The confidentiality agreement did not include a standstill provision.

Following entry into the confidentiality agreement by the Company and Parent, in addition to their review of the virtual data room, Parent and its advisors participated in video conferences and calls with the Company’s senior management and its representatives as part of Parent’s due diligence investigation. Such due diligence calls and conferences and Parent’s due diligence investigation continued through the entry into the Merger Agreement.

On September 9, 2021, the Company entered into an engagement letter with SVB Leerink to serve as an additional financial advisor to the Company in connection with a potential strategic transaction. Such engagement letter was amended by the parties thereto on January 10, 2022 to, among other things, set forth the fees payable by the Company to SVB Leerink as compensation for financial advisory services rendered by SVB Leerink under the engagement letter. For more information about the fees payable to SVB Leerink under the engagement letter, see below under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used.”

On September 15, 2021, the Company Board held a regularly scheduled meeting, with representatives of BofA Securities and Latham & Watkins LLP (“Latham”), the Company’s outside counsel, and members of management present, at which meeting, in addition to general operational updates, the Company’s management reviewed with the Company Board future capital needs and capital raising alternatives, including non-dilutive forms of funding such as strategic partnering opportunities in Europe. As part of the discussion, Company management provided an update on the recent interactions with Parent and Party A on partnering opportunities and Party B on strategic opportunities. At the meeting, the Company Board formed a Pricing Committee of the Board (later renamed the Transactions Committee), consisting of Mr. Bock, Mr. Garner, Ms. Loewy, Mr. Mast, Dr. Tannenbaum and Mr. Wiggins, in order to assist the Company Board and provide oversight and feedback to management regarding financing and strategic opportunities. Also at this meeting, representatives of BofA Securities provided the Company Board an overview on the state of the biotechnology capital markets and recent mergers and acquisitions activity, as well as an overview of the Company’s stockholder communications and engagement activities.

On September 17, 2021, an executive of Party B called Dr. Farr and informed him that Party B’s transaction team was still actively undertaking an assessment of the Company. Dr. Farr informed the executive that other parties had expressed an interest in a transaction with the Company.

On September 23, 2021, Mr. Flint, Anna Lisa Picciolo-Lehrke, Ph.D., Head of Global Business Development Neurology of Parent, and certain other representatives of Parent had a conference call with Mr. Smith and certain other representatives of the Company to inform the Company’s representatives that Parent would be making a non-binding proposal to acquire the Company.

Later that day, Charl van Zyl, Executive Vice President Neurology & Head of Europe/International Markets of Parent, called Dr. Farr to orally convey a non-binding offer to acquire the Company at a price of $20.50 per share, all in the form of upfront cash consideration. Dr. Farr indicated that the Company was not pursuing a sale of the Company and instead that the Company was focused on an EU partnership transaction, but would review Parent’s offer with the Company Board. Parent subsequently submitted a written non-binding offer the same day that included such price. Mr. van Zyl informed Dr. Farr that he would be in the United States during the week of October 4, 2021 and would be available to meet with Dr. Farr at such time. The Company’s management discussed the offer with BofA Securities and SVB Leerink over the next few days.

On September 28, 2021, the Transactions Committee held a meeting, with representatives of Latham and members of management present, to discuss Parent’s offer. The committee directed management to communicate to Parent that the $20.50 price per share was materially inadequate.

On September 29, 2021, Dr. Farr informed Mr. van Zyl that the offer price was materially inadequate and not attractive enough of a starting point to warrant further discussions regarding a strategic transaction between the parties or to allow access by Parent to Company due diligence information and that the Company would only consider allowing such access with a materially higher offer, and further that the Company had no interest in an in-person meeting to discuss alternative strategic arrangements at the proposed valuation level. However, Dr. Farr indicated that the Company was willing to meet with Parent as it was Dr. Farr’s view that both companies had similar objectives in serving patients with epilepsy. On that same day, Mr. Smith and Mr. Flint held another call where Mr. Smith reiterated the statement made by Dr. Farr to Mr. van Zyl, indicated that the Company Board was not providing guidance on an acceptable valuation and explained that, in light of the Company Board’s view expressed by Dr. Farr, the Company was still planning to move forward with a strategic partnership for the EU, with offers for a partnership expected in the coming weeks.

On October 6, 2021, Mr. van Zyl and Mr. Flint called Dr. Farr and Mr. Smith to discuss a revised non-binding proposal which Parent was prepared to submit to the Company at a price of $23.00 per share, all in the form of upfront cash consideration. Later that day, Parent submitted a revised non-binding offer in writing to the Company reflecting such terms.

Later that day on October 6, 2021, Mr. Smith called an executive from Party A to inform him that another party had expressed an interest in acquiring the Company.

On October 11, 2021, Dr. Farr called the CEO of Party A, and they discussed updates regarding the partnership opportunity in the EU. On the same call, Dr. Farr confirmed to the CEO of Party A that another party had expressed interest in acquiring the Company.

Also on October 11, 2021, an executive of Party B emailed Dr. Farr to inform him that Party B’s transaction team was still actively undertaking an assessment of the Company.

On October 12, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, where Parent’s revised offer was discussed. Representatives of BofA Securities and SVB Leerink provided a preliminary financial analysis with respect to Party A’s offer. The Transactions Committee directed management to communicate to Parent that the price of $23.00 per share was still inadequate.

On October 13, 2021, Dr. Farr and Mr. Smith called Mr. van Zyl and Mr. Flint to inform them that the revised offer continued to undervalue the Company and therefore was not acceptable to the Company, and that the Company was still working towards a EU partnership transaction.

On October 25, 2021, Mr. van Zyl called Dr. Farr to notify him that Parent was still interested in acquiring the Company and that Jean-Christophe Tellier, M.D., the Chief Executive Officer of Parent, would be reaching out to Cam Garner, Chair of the Company Board, noting that Dr. Tellier desired to discuss with Mr. Garner whether an offer structure involving consideration in the form of upfront cash and contingent value rights would be attractive to the Company Board. Mr. van Zyl also indicated that it would important for Parent to have access to additional confidential information of the Company in order to progress its due diligence review in certain key areas.

On October 26, 2021, Dr. Tellier called Mr. Garner, on which call Dr. Tellier expressed his view that there was a strategic fit between the parties and that Parent had a strong interest in acquiring the Company, and requested an opportunity to undertake limited, additional due diligence in order to prepare a potential new offer. Mr. Garner responded that further limited diligence would be acceptable if the information was necessary for Parent to improve its offer.

On October 28, 2021, Mr. Flint and Mr. Smith had another call in which Mr. Flint indicated that Parent would be sending a list of high-priority diligence questions, which were key to help Parent assess certain key assumptions and value drivers before potentially making a new non-binding offer to acquire the Company. These questions were provided to the Company after the call on October 28, 2021.

On November 2, 2021, Mr. Flint and Mr. Smith spoke again to discuss key diligence questions from Parent and to organize upcoming calls and the opening of a more detailed virtual data room with the information requested by Parent. Mr. Flint also reiterated Parent’s interest in acquiring the Company.

On November 5, 2021, an executive of Party B emailed Dr. Farr to notify him that Party B’s assessment of the Company had been paused due to the prioritization of other company initiatives.

Throughout the month of November 2021, BofA Securities and SVB Leerink held update calls with Parent’s financial advisors, Lazard and Barclays, to discuss the ongoing discussions between the parties and the status of diligence activities and overall timeline.

During that month, the Company also had a number of due diligence calls with representatives of Parent to discuss the high-priority questions posed by Parent, and made available to Parent and its representatives certain additional documents and information requested by Parent in the virtual data room.

On November 18, 2021, the CEO of Party A called Dr. Farr to inform him that Party A and its board of directors viewed the companies as having a good strategic fit, and noting that Party A was actively conducting diligence of the Company in preparation of submitting a non-binding offer to acquire the Company.

On December 3, 2021, Parent submitted to the Company an updated written, non-binding offer, which was followed up that same day with a call that included Mr. Smith, Mr. Flint, Loïc Hameon, Head of Business Development, M&A and Alliance Management of Parent, representatives from BofA Securities and SVB Leerink and representatives from Lazard and Barclays. The terms of the revised offer included a maximum value of $27.00 per share, with $23.00 per share in upfront cash, plus (i) a $2.00 contingent value right payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS (such approval to occur no later than April 30, 2023), and (ii) an additional $2.00 contingent value right payable if aggregate global annual net sales of Fintepla® (excluding Japan) are at least $700 million in calendar year 2026. Together with its non-binding offer Parent also provided to the Company a draft of an exclusivity letter providing that the Company would not negotiate a strategic transaction with anybody other than Parent through December 31, 2021.

On December 7, 2021, the CEO of Party A called Dr. Farr to preview the terms of a non-binding offer which Party A was preparing to submit to the Company, following which Party A submitted such offer to the Company in writing. The terms of the non-binding offer included a price of $21.50 per share all in upfront cash consideration.

On December 8, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, where the updated offer from Parent and the offer from Party A were discussed. The representatives of BofA Securities and SVB Leerink provided a preliminary analysis with respect to the offers, and discussed with the Company Board deal process considerations. A representative of Latham also reviewed with the Transactions Committee the Company Board’s fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. After consideration, the Transactions Committee then directed the Company’s management and its advisors to seek improved offers from each of Parent and Party A, and determined to update the full Company Board on the strategic process at the upcoming Company Board meeting.

On December 9, 2021, the Company Board held a regularly scheduled meeting, at which meeting, in addition to general operational updates, the Company Board discussed the offers from each of Parent and Party

A, and Mr. Garner provided an update on the recent meetings and deliberations of the Transactions Committee in relation to such offers. A representative of Latham also reviewed the Company Board’s fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. On the same day, Dr. Farr informed the CEO of Party A via a call that the terms of Party A’s offer were materially inferior to another bid that the Company had received and that Party A’s offer would have to improve if it desired an opportunity to acquire the Company. As directed by the Company Board, a similar message was relayed on a call to Party A’s financial advisors by BofA Securities and SVB Leerink.

On December 10, 2021, a call was held among the Company, BofA Securities and SVB Leerink, and Lazard and Barclays, where, as directed by the Company Board, the Company informed Parent’s financial advisors that the Company sought a price of $25.00 per share in upfront cash and a $2.00 contingent value right payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS, with no time limitation for obtaining such EU approval.

On December 13, 2021, the CEO of Party A called Dr. Farr to inform him that a revised non-binding offer was being prepared for submission by Party A. Later that day, the Company received the revised offer in writing, which included a maximum value of $25.00 per share with $23.00 in upfront cash and a $1.00 contingent value right, payable upon Fintepla® net sales in 2022 being at least $180 million and an additional $1.00 contingent value right, payable upon Fintepla® net sales in 2023 being at least $310 million.

Also on December 13, 2021, Lazard and Barclays previewed with BofA Securities and SVB Leerink the terms of its revised non-binding offer that Parent was prepared to submit, which was submitted to the Company in writing on the following day. The terms of the revised offer included two options: (i) the first option, $25.00 per share in upfront cash; and (ii) the second option, $24.00 in upfront cash with a $2.00 contingent value right, payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS (such approval to occur no later than December 31, 2023). A four week period of exclusivity was proposed by Parent.

On December 14, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, where the revised offers by Parent and Party A were discussed. Representatives of BofA Securities and SVB Leerink provided an updated preliminary financial analysis with respect to the offers. A representative from Latham also reviewed antitrust considerations among the competing offers. The committee directed management of the Company and its advisors to continue to seek improved offers from both Party A and Parent.

On December 15, 2021, Dr. Farr called Dr. Tellier and Mr. van Zyl and requested that Parent increase the offer to $26.00 in upfront cash. On the same day, Lazard and Barclays held a telephone conference with BofA Securities and SVB Leerink, where Parent’s advisors acknowledged the request for the higher per share price but expressed disagreement regarding the valuation proposed by the Company.

On December 16, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, at which meeting the status of negotiations with Party A and Parent were discussed. The Transactions Committee also discussed with the Company’s management and its advisors the likelihood of achieving the milestone trigger for the contingent value right related to orphan drug designation in the EU, as proposed by Parent, and the associated risks. The Transactions Committee directed the Company’s management and its advisors to seek improved offers from Parent and Party A. Later that day, Dr. Farr called the CEO of Party A and informed the CEO that Party A’s offer needed to be improved in order to be competitive with the other non-binding offer.

On December 17, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, at which meeting the status of respective negotiations with Party A and Parent were discussed including with respect to the abilities of the potential acquirers to finance a transaction, exclusive negotiating periods, antitrust considerations and potential timing to sign a definitive agreement. The Transactions Committee directed management of the Company and its advisors to continue negotiations with Party A and Parent. Later that day, Party A provided to the Company draft commitment papers from each of two of its potential financing sources, indicating ability of Party A to finance the acquisition.

On December 18, 2021, a call was held between Dr. Farr and the CEO of Party A, where Party A stated that it would improve its non-binding offer by reducing the threshold for the first contingent value right from $180 million to $166 million. Party A followed up by submitting a revised non-binding offer in writing, which terms included a maximum value of $27.00 per share, with $25.00 in upfront cash plus (i) a $1.00 contingent value right payable upon Fintepla® net sales in 2022 being at least $166 million and (ii) an additional $1.00 contingent value right payable upon Fintepla® net sales in 2023 being at least $300 million.

On December 19, 2021, Party A provided to the Company a draft of an exclusivity letter, which provided for the rights of Party A to exclusively negotiate a strategic transaction with the Company through January 19, 2022. On the same day, as directed by the Company’s management, BofA Securities and SVB Leerink informed Parent’s financial advisors that the Company had received a more attractive offer from another party, and was moving forward with a potential transaction for the acquisition of the Company with that party.

On December 20, 2021, Parent submitted to the Company a revised written, non-binding offer, which included a maximum value of $28.00 per share, with $26.00 per share in upfront cash and a $2.00 contingent value right payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS (such approval to occur no later than December 31, 2023) and proposed an exclusivity period of four weeks. Parent’s offer indicated that it would expire at the close of business the next day if not accepted by that time by the Company.

Also on December 20, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, at which meeting the status of respective negotiations with Party A and Parent, including an update on diligence matters were discussed. Following extensive discussion, the Transactions Committee determined that Parent’s revised offer was superior to Party A’s revised offer. The Transactions Committee also discussed next steps including with respect to exclusivity, antitrust matters, the Company’s views as to available capital resources of each of Parent and Party A and the timing of potential signing of definitive documents. The Transactions Committee directed the Company’s advisors to continue discussions with Parent and to inform Party A that the Company had received an offer superior to that of Party A’s, which representatives of BofA Securities informed Party A’s financial advisors later that day.

On the same day, Parent’s outside legal counsel, Covington & Burling LLP (“Covington”), provided to Latham and a representative of BofA Securities drafts of the Merger Agreement and the CVR Agreement, and representatives from Parent and the Company held an introductory call regarding the transaction, including regarding definitive agreements and the potential antitrust approvals applicable to the proposed transaction. The Merger Agreement draft provided for, among other things, Parent to acquire the Company via a tender offer and a customary “fiduciary out” enabling the Company Board to entertain potential alternative, unsolicited offers following entry into the Merger Agreement (with a termination fee of 3.5% of the aggregate equity value associated with the upfront consideration in the transaction, which fee would be payable by the Company to Parent under certain circumstances including as a condition to the Company terminating the Merger Agreement to accept a superior acquisition proposal). The draft of the CVR Agreement did not require Parent to use, and contained a disclaimer of, any level of efforts to achieve the milestone specified therein.

On December 21, 2021, Party A and Party A’s financial advisor informed the Company and BofA Securities that Party A did not intend to make another offer with improved terms over its last offer. On the same day representatives of Covington also provided a draft exclusivity agreement to Latham, which included the right for Parent to negotiate a transaction with the Company on an exclusive basis for four weeks.

On December 22, 2021, Dr. Farr called Dr. Tellier, on which call Dr. Tellier confirmed that Parent’s diligence of the Company was largely complete other than confirmatory diligence. Dr. Farr informed Dr. Tellier that while the Company was still reviewing the drafts of the Merger Agreement and the CVR Agreement, the Company planned to add an obligation for Parent to use commercially reasonable efforts to achieve the milestone specified in the CVR Agreement. Dr. Farr also expressed that the exclusivity period requested by Parent should end on January 9, 2022, but Dr. Tellier indicated the need for a longer term of up to four weeks due to the holiday period during the proposed exclusivity period.

Also on December 22, 2021, the Transactions Committee held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present, at which meeting the request by Parent for a four-week exclusivity period was discussed, as well as the fact that Party A had declined to improve its offer after it was informed there was a superior competing offer. A representative from Latham provided a high level overview of the draft definitive documents received from Parent and also provided an update as to diligence matters, including the need to obtain any clearance with respect to antitrust laws in connection with the consummation of the proposed transaction. After further discussion with the Company’s management and its advisors, the Transactions Committee determined that a broader check of the market for alternative bidders was unlikely to lead to better terms and could jeopardize the current offers and that the Company should move forward with a potential transaction with Parent. The Transactions Committee authorized the Company to execute an exclusivity agreement with Parent providing Parent the right to negotiate a transaction with the Company on an exclusive basis for four weeks, ending on January 19, 2022. On the same day, the Company and Parent entered into such exclusivity agreement.

During the ensuing weeks, Parent submitted numerous confirmatory diligence requests, and the Company provided access to a more comprehensive virtual data room to Parent’s representatives and advisors, where it made available various documents and information in response to Parent’s and its advisors’ requests. The Company also organized a number of due diligence calls among the parties and their advisors, to discuss numerous due diligence matters.

On December 30, 2021, representatives of Latham provided representatives of Covington a revised draft of the Merger Agreement, which draft provided for, among other things, Parent’s obligation to litigate or accept remedies to obtain antitrust clearances, a reverse termination fee of 5.0% of the aggregate equity value associated with the upfront consideration in the transaction, in the event that the transaction did not close due to failure to obtain antitrust clearance and a proposal to revise the amount of the termination fee payable by the Company to Parent to 2.5% of the aggregate equity value associated with the upfront consideration in the transaction. Representatives of Latham also provided representatives of Covington with a revised draft of the CVR Agreement, which draft provided for, among other things, Parent’s obligation to use commercially reasonable efforts to achieve the milestone.

On January 6, 2022, representatives of Covington delivered a further revised draft of the Merger Agreement to representatives of Latham, which draft provided for, among other things, a proposal to remove Parent’s obligation to litigate or accept remedies for antitrust clearance and the reverse termination fee proposed by the Company. Such draft also proposed to revert to a 3.5% termination fee payable by the Company. Representatives of Covington also provided representatives of Latham with a revised draft of the CVR Agreement, which draft accepted the commercially reasonable efforts standard to achieve the milestone set forth therein, subject to specified exceptions.

On January 10, 2022, a call was held among representatives of Covington and Latham on which call the representatives discussed the remaining key open issues in the Merger Agreement and the CVR Agreement, including the amount of the termination fee payable by the Company. At the end of the call, Latham indicated it would provide revised drafts of the agreements to Covington.

On January 11, 2022, Mr. van Zyl, Mr. Flint, Dr. Farr and Mr. Smith had a conference call to discuss certain remaining key open issues in the Merger Agreement and the CVR Agreement. On the call, it was agreed, among other things, that the Merger Agreement would provide for a termination fee payable by the Company of 3.25% of the equity value associated with the upfront consideration in the transaction, that Parent would not be obligated to litigate or accept remedies to obtain antitrust clearances and that, in the event that the transaction did not close due to failure to obtain antitrust clearance, Parent would reimburse certain of the Company’s external advisor fees up to an aggregate amount of $5.0 million.

On January 12, 2022, representatives of Latham delivered further revised drafts of the Merger Agreement and CVR Agreement to representatives of Covington, which drafts reflected the key terms that had been agreed between the parties in their negotiations the day prior. Over the ensuing days, Covington and Latham worked together to finalize the remaining outstanding issues in the drafts.

On January 14, 2022, the Company Board held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present. At this meeting, BofA Securities and SVB Leerink presented their respective financial analyses of the Merger Consideration and Latham made a presentation to the Company Board regarding the terms of the Merger Agreement and the CVR Agreement and the potential risks associated for the completion of the transaction based on the terms of the Merger Agreement and CVR Agreement, and other legal matters, including fiduciary duties and timing of the transaction.

On January 18, 2022, the Company Board held a meeting, with representatives of BofA Securities, SVB Leerink and Latham and members of management present. At this meeting, BofA Securities reviewed with the Company Board its financial analysis of the Offer Price and Merger Consideration, and delivered to the Company Board its oral opinion (which was subsequently confirmed by delivery of a written opinion dated January 18, 2022) to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in BofA Securities’ written opinion, the consideration to be received by the holders of Shares (other than holders of the Excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders. Also at this meeting, SVB Leerink reviewed its financial analysis of the Offer Price and Merger Consideration and rendered its oral opinion (which was subsequently confirmed in writing), to the Company Board to the effect that, as of that date and based on and subject to the assumptions, limitations, qualifications and conditions described in SVB Leerink’s opinion, the consideration proposed to be paid to the holders of Shares of common stock of the Company pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For more information about the opinions of BofA Securities and SVB Leerink, see below under the captions “The Merger—Opinion of BofA Securities, Inc.” and “The Merger—Opinion of SVB Leerink, LLC.” Following the delivery of the opinions of BofA Securities and SVB Leerink, representatives of Latham provided an update to, and answered questions from, members of the Company Board regarding the material terms of the Merger Agreement and the CVR Agreement and the potential risks for the completion of the transaction based on the terms of the Merger Agreement and CVR Agreement, and other legal matters, including fiduciary duties and timing of the transaction. For more information concerning the terms of the Merger Agreement and the CVR Agreement, see the section titled “Arrangements with Purchaser and Parent—Merger Agreement” and “Arrangements with Purchaser and Parent—Contingent Value Rights Agreement.” After the presentation by Latham, the Company Board continued to discuss the potential transaction with Parent, the Company’s various alternatives (including whether to continue to operate the business on a standalone basis) and the reasons that the Company Board determined that the proposed transaction with Parent, the Merger Agreement, the CVR Agreement and other transactions contemplated thereby were advisable and in the best interests of the Company and its stockholders. For more information concerning the factors that the Company Board considered, see the section titled “Background and Reasons for the of the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board.”

Following that discussion, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later during the evening on January 18, 2022, following the Company Board’s approval of the Merger Agreement (including the form of the CVR Agreement), and transactions contemplated thereby, the Company, Parent and Purchaser executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement). Thereafter, on January 19, 2022, before the opening of the markets in the U.S. and Belgium, the Company and Parent issued a joint press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisors, BofA and SVB Leerink, and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, including the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available to the Company’s stockholders and would be fair to, and in the best interests of, the Company’s stockholders.

The Company Board believed that the following material factors and benefits supported its unanimous determinations and recommendation:

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Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares in cash and one CVR. The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the upfront Offer Price (excluding the CVR) represented a premium of approximately 66% over the closing price per share of the Shares on the Nasdaq Global Select Market on January 18, 2022, the last trading day prior to the announcement of the Merger Agreement, a premium of approximately 72% over the 30-day volume weighted average closing price per share prior to signing the Merger Agreement.

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Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist almost entirely of upfront cash, which provides liquidity and certainty of value to the stockholders. Taking into account the various risks that the Company would face by remaining independent and pursuing its current business and financial plans, the Company Board believed that this certainty of value was compelling compared to the expected long-term value creation potential of the Company’s business.

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Opportunity to Realize Additional Value. The Company Board considered the fact that, in addition to the Closing Amount, the Company’s stockholders will receive one CVR for each Share held, which provides the Company’s stockholders an opportunity to realize additional value, to the extent that the milestone set forth in the CVR Agreement is achieved within the time period described therein, through an additional $2.00 cash payment. The Company Board considered the estimated probability of success and estimated timing for achieving such milestone.

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if the Company were to remain an independent company. The Company Board evaluated the Company’s current commercial and product development pipeline and general business and financial plans, including the risks and uncertainties associated with the level of sales of Fintepla® in the United States and Europe, marketing approval of Fintepla® for Lennox-Gastaut syndrome, continued clinical development of the Company’s product candidates and the Company’s ability to carry out its current development and regulatory strategy with respect to such candidates, whether on its own or through collaboration with strategic partners, and the significant capital that would be needed to continue to support its commercialization and product development efforts. In addition, the Company Board considered the general risks inherent to continued operation as a standalone company, including the competitive nature of the biopharmaceutical industry, the Company’s financial resources relative to those of its competitors, the Company’s ability to maintain patent coverage for its approved product and product candidates, the potential impact of government healthcare reform on the Company’s business, and other general risks and market conditions that could reduce the market price of the Shares.

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Potential Strategic Alternatives. The Company Board considered the possible alternatives to the proposed acquisition of the Company by Parent (including the possibility of continuing to operate the Company as an independent company, and exploring additional licensing and collaboration opportunities), the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives. Taking into account the risks of execution as well as business, competitive, industry and market risks, the Company Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders.

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Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $26.00 and one CVR per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of the Company’s negotiations with Parent, a number of changes in the terms and conditions of the Merger Agreement that were favorable to the Company relative to the versions initially proposed by Parent, and the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to propose a higher valuation, including Party A. The Company Board believed, based on the Company’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms on significant points to the Company to which Parent was willing to agree.

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Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board noted that Parent would not be required to negotiate any additional financing between signing the Merger Agreement and the Acceptance Time and, instead, would fund the purchase price from existing cash resources and other of its existing debt sources. The Company Board also believed that the transaction was unlikely to be significantly delayed by antitrust review, and that the obligations of the parties under the Merger Agreement with respect to obtaining antitrust clearance would increase both the speed and likelihood of obtaining such clearance. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption.

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Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

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Certain Management Projections. The Company Board considered certain financial projections for the Company prepared by the Company’s management, which reflected certain assumptions of the Company’s management. For further discussion, see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Information.”

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Opinion of BofA Securities, Inc. The Company Board considered the oral opinion of BofA Securities rendered to the Company Board, which was confirmed by delivery of a written opinion dated January 18, 2022, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received in the Offer and the Merger by holders of Zogenix common stock (other than holders of Excluded Shares) was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinions of the Company’s Financial Advisors—Opinion of BofA Securities, Inc.”

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Opinion of SVB Leerink, LLC. The Company Board considered the oral opinion of SVB Leerink rendered to the Company Board on January 18, 2022, which was subsequently confirmed by delivery of a written opinion dated on the same date, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $26.00, in cash, plus one CVR, per Share, to be paid to the holders (other than with respect to Excluded Shares or Dissenting Company Shares) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in Item 4 under the subsection entitled “Opinions of the Company’s Financial Advisors— Opinion of SVB Leerink, LLC.”

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

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Change in Recommendation/Termination Right. In the event the Company receives a Superior Proposal (as defined in the Merger Agreement) from a third party or in response to certain unknown intervening events, the Company Board may, subject to certain restrictions, withdraw or change its recommendation that the stockholders tender their Shares into the Offer, or terminate the Merger Agreement, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under the DGCL. In order for the Company Board to withdraw its recommendation or terminate the Merger Agreement, the Company Board must first provide Parent and Purchaser with a right to make, and to negotiate in good faith with Parent, one or more counterproposals to revise the Merger Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties under the DGCL, as more fully described in the Merger Agreement. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a Superior Proposal, it must concurrently pay Parent a termination fee of $59,000,000 (approximately 3.25% of the upfront equity value of the transaction), and the Company must also pay such fee if Parent terminates the Merger Agreement in response to a change in the recommendation of the Company Board. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

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Termination Fee. The Company Board believed that the $59,000,000 termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, were reasonable, and would not unreasonably deter competing bids.

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Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

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Outside Date. The Company Board considered the fact that the outside date of July 18, 2022 under the Merger Agreement (on which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the transactions contemplated by the

Merger Agreement and may be extended to October 18, 2022 if conditions to the Offer relating to antitrust approvals, the absence of legal restraints under antitrust laws and the absence of pending legal proceedings under U.S. antitrust laws with respect to the transactions contemplated by the Merger Agreement are the only remaining conditions to the Offer to be satisfied, but also prevents the Offer from being extended for an unreasonable amount of time.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as promptly as practicable following the consummation of the Offer.

•

Antitrust Obligations. The parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable antitrust laws as promptly as practicable, provided that Parent is not required to agree to (i) take any action with respect any legal action involving a governmental authority or third party in connection with the transactions contemplated by the Merger Agreement; (ii) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority; (iii) take any action to defend against, vacate, modify or suspend any injunction or order of any governmental authority; (iv) take any action that encumbers the business, assets or properties of Parent, the Company, the Surviving Corporation or any of their respective affiliates or subsidiaries; (v) terminate any existing relationships or contractual rights or obligations; (vi) otherwise take any action that would limit Parent’s or any of its affiliates freedom of action with respect to the businesses, assets and properties of Parent, the Company, the Surviving Corporation or any of their respective affiliates or subsidiaries.

•

Enforcement. The Company Board considered the Company’s ability to obtain specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•

Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

•

Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

•

No Financing Condition. The Company Board considered the representation of Parent and Purchaser that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•

Stockholder Participation in Future Growth or Earnings Limited to CVRs. The nature of the Offer, the Merger and the Offer Price means that the stockholders will not participate in future earnings or growth of the Company other than any payments in respect of CVRs, and will not benefit from any other appreciation in value of the Surviving Corporation.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•

No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement), and requires the Company to pay to Parent a termination fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months of such termination.

•

Risks That the Milestone Payment Under CVRs Might Not Be Paid. Although there is an obligation for Parent and its subsidiaries to use certain efforts to achieve the milestone specified in the CVR Agreement, the Company Board considered that such milestone might not be achieved at all or prior to December 31, 2023, such that no payment would be made with respect to any CVRs.

•

Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and scientific and research personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•

Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes.

•

Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement, the

CVR Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with its ongoing evaluation of its business the Company’s management prepared financial projections for a period of several years, which projections were, in connection with and in consideration of the transactions contemplated by the Merger Agreement and the CVR Agreement, and in an effort to be consistent with the practice of similarly situated companies to capture the full projected value of the Company’s business, refined and expanded to extend through the year 2040 (such financial projections, the “Financial Projections”). The Financial Projections reflect a risk-adjusted outlook based on certain internal assumptions about the probability of regulatory approvals of Fintepla® in additional indications and MT-1621, launch timing, pricing, sales ramp, market growth, share of supply, competition, market exclusivity, research and development expenses, general and administrative expenses, and other relevant factors related to the development and commercialization of the Company’s product candidates. The Company’s management provided the Financial Projections to the Company Board during the evaluation of the transactions contemplated by the Merger Agreement, and to BofA Securities and SVB Leerink for purposes of their financial analysis and opinion. In addition, the 2022 portion of the Financial Projections was presented in preliminary form to Parent, which figures, as a result of final refinement, contained de minimis changes from the Financial Projections set forth below.

To give the Company’s stockholders access to certain nonpublic information that was available to the Company Board and Parent at the time of the Company Board’s evaluation of the transactions contemplated by the Merger Agreement and CVR Agreement, we have included the Financial Projections below. The Financial Projections were developed by the Company’s management assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement and CVR Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability. The Financial Projections include non-GAAP financial measures, including the estimates of Adjusted Earnings Before Interest Expenses and Taxes (“Adjusted EBIT”) and Unlevered Free Cash Flow included in the Financial Projections. The Company’s management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, the Company has not provided any such reconciliations.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Company Board, the Company, BofA Securities, SVB Leerink, Parent, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of the Company, BofA Securities, SVB Leerink, Parent, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.

The Company’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that the Company’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the January 18, 2022 announcement of the transactions contemplated by the Merger Agreement and the CVR Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement and the CVR Agreement, and should not be viewed as accurate or continuing in that context.

The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Financial Projections have not been updated to reflect changes in such conditions, revised prospects for our business or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Financial Projections below should not be deemed an admission or representation by the Company, BofA Securities, SVB Leerink, Parent or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by the Company, BofA Securities, SVB Leerink, Parent or any of their respective affiliates as material information regarding the Company. The Company views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections.

The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The Financial Projections included in this Schedule 14D-9 have been prepared by, as part of the responsibilities of, the Company’s management.

The following tables present the Financial Projections (which are unaudited).

	Fiscal Year Ended December 31,
(in $ millions)	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$150	$301	$458	$607	$738	$826	$911
Total Operating Expense	$343	$397	$401	$399	$434	$443	$439
Transaction-Related Expenses and Income(1)	$(4)	$(21)	$(35)	$(4)	$(7)	$(7)	—
Adjusted EBIT	$(198)	$(118)	$22	$205	$296	$377	$472
Unlevered Free Cash Flow(2)	$(210)	$(139)	$(5)	$142	$217	$287	$363

	Fiscal Year Ended December 31,
(in $ millions)	2029	2030	2031	2032	2033	2034	2035
Total Revenue	$967	$983	$986	$990	$756	$472	$334
Total Operating Expense	$446	$446	$446	$359	$282	$189	$146
Transaction-Related Expenses and Income(1)	—	—	—	—	—	—	—
Adjusted EBIT	$521	$538	$541	$631	$473	$283	$188
Unlevered Free Cash Flow(2)	$408	$427	$432	$504	$410	$264	$169

	Fiscal Year Ended December 31,
(in $ millions)	2036	2037	2038	2039	2040
Total Revenue	$233	$166	$124	$96	$80
Total Operating Expense	$108	$88	$79	$73	$69
Transaction-Related Expenses and Income(1)	—	—	—	—	—
Adjusted EBIT	$125	$78	$45	$23	$11
Unlevered Free Cash Flow(2)	$116	$74	$43	$24	$12

(1)

Represents expenses and income related to (i) milestones and royalty amounts payable by the Company under its license and prior acquisition agreements, (ii) milestones payable to the Company under its distribution agreement in Japan, and (iii) the potential receipt and sale of a priority review voucher for MT-1621. Used by each of BofA Securities and SVB Leerink in preparing its discounted cash flow analysis.

(2)

Unlevered Free Cash Flow is Adjusted EBIT, less income taxes, if profitable, net of projected impact of net operating losses, plus depreciation and amortization, and less changes in net working capital.

The Financial Projections are forward-looking statements. For information on factors that may cause the Company’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements.”

Opinions of the Company’s Financial Advisors.

Opinion of BofA Securities, Inc.

The Company retained BofA Securities to act as a financial advisor to the Company in connection with a possible business combination. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Securities to act as a financial advisor to the Company in connection with the Merger and related transactions on the basis of BofA Securities’ experience in transactions similar to such transaction, its reputation in the investment community and its familiarity with the Company and its business.

On January 18, 2022, at a meeting of the Company Board held to evaluate the Merger and related transactions, representatives of BofA Securities delivered to the Company Board the oral opinion of BofA

Securities, which was confirmed by delivery of a written opinion dated January 18, 2022, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the consideration to be received by holders of Zogenix common stock (other than holders of Excluded Shares) in connection with the Offer and the Merger, as the case may be, was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the written opinion. BofA Securities delivered its opinion to the Company Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Securities’ opinion does not address any other aspect or implication of the Offer and the Merger and no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. BofA Securities’ opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender their Shares in the Offer or how any stockholder should act in connection with the Offer, the Merger or any other matter.

In connection with rendering its opinion, BofA Securities has, among other things:

(1) reviewed certain publicly available business and financial information relating to the Company;

(2) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Securities by the Company’s management, including certain financial forecasts relating to the Company prepared by the Company’s management (the Financial Projections, as defined and summarized above under the section entitled “The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information”);

(3) reviewed and discussed with members of senior management of the Company their assessments as to the product and product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product and product candidates;

(4) reviewed and discussed with members of senior management of the Company estimates of the amount and utilization of certain net operating losses and other tax attributes of the Company prepared by the Company’s management (collectively, the “NOLs”; as summarized under the section entitled “The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information”);

(5) discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(6) discussed with members of senior management of the Company their assessments as to the probability of, and the expected timing of, achieving the milestone set forth in the CVR Agreement giving rise to the milestone payment provided for therein, and the expected timing of such payment;

(7) discussed with members of senior management of the Company their assessments as to the treatment of the Company’s Convertible Notes in connection with the Merger, including the adjustments to the Conversion Rate under the terms of the Convertible Notes to be made in connection with the Merger;

(8) reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(9) compared certain financial and stock market information of the Company with similar information of other companies BofA Securities deemed relevant;

(10) compared certain financial terms of the Offer and the Merger to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(11) reviewed the Merger Agreement (including the form of the CVR Agreement), dated January 18, 2022; and

(12) performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the Company’s management that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Financial Projections and the NOLs, BofA Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company and the other matters covered thereby. BofA Securities relied, at the direction of the Company, on the assessments of the Company’s management as to the ability of the Company to utilize the NOLs and was advised by the Company, and assumed, at the direction of the Company, that such NOLs will be utilized in the amounts and at the times projected. BofA Securities relied, at the direction of the Company, on the assessments as to the product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product candidates. BofA Securities relied, at the direction of the Company, upon the assessment of the Company’s management as to the probability of, and the expected timing of, achieving the milestone giving rise to the milestone payment provided for in the CVR Agreement, and the expected timing of such payment. BofA Securities also relied, at the direction of the Company, upon the assessment of the Company’s management as to the treatment of the Company’s Convertible Notes in connection with the Offer and the Merger, including the adjustments to the Conversion Rate under the terms of the Convertible Notes to be made in connection with the Offer and the Merger. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any other entity, nor did it make any physical inspection of the properties or assets of the Company or any other entity. BofA Securities did not evaluate the solvency or fair value of the Company, Parent or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Company, that the Offer and the Merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company, Parent or any other entity or the Offer and the Merger (including the contemplated benefits thereof).

BofA Securities expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer and the Merger, the CVRs, or any terms, aspects or implications of any other agreement, arrangement, or understanding entered into in connection with or related to the Offer and the Merger or otherwise. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by holders of the Shares (other than holders of Excluded Shares) and no opinion or view was expressed with respect to any consideration received in connection with the Offer and the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. In addition, BofA Securities expressed no view or opinion with respect to, and it relied, with the consent of the Company, upon the assessments of the Company and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or any other entity and the Offer and the Merger (including the contemplated benefits thereof) as to which it understood that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer or as to how any stockholder should act in connection with the Offer and the Merger or any other matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market, and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, the Company imposed no other instructions or limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The discussion set forth below in the section entitled “Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Company Financial Analyses.

Selected Publicly Traded Companies Analysis.

BofA Securities reviewed publicly available financial and stock market information of the following nine selected publicly traded biopharmaceutical companies with a single product value driver and FDA approval of the lead product in the last four years:

•	Amicus Therapeutics, Inc.

•	Aurinia Pharmaceuticals, Inc.

•	Global Blood Therapeutics, Inc.

•	Intra-Cellular Therapies, Inc.

•	Ocular Therapeutix, Inc.

•	Rhythm Pharmaceuticals, Inc.

•	Rigel Pharmaceuticals, Inc.

•	Sage Therapeutics, Inc.

•	Zealand Pharma A/S

BofA Securities reviewed, among other things, the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of January 18, 2022 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of fiscal year 2025 probability-of-success adjusted (referred to in this section as “PoS Adjusted”) revenues for the applicable company. Financial data of the selected companies were derived from their websites, public filings and publicly available Wall Street research analysts’ estimates obtained from Evaluate Pharma, Bloomberg and FactSet as of January 18, 2022.

The results of this review were as follows:

Selected Publicly Traded Companies	Enterprise Value / FY+4 (2025) PoS Adjusted Revenue
Amicus Therapeutics, Inc.	3.4x
Aurinia Pharmaceuticals, Inc.	2.6x
Global Blood Therapeutics, Inc.	1.6x
Intra-Cellular Therapies, Inc.	2.8x
Ocular Therapeutix, Inc.	1.9x
Rhythm Pharmaceuticals, Inc.	0.2x
Rigel Pharmaceuticals, Inc.	1.1x
Sage Therapeutics, Inc.	1.1x
Zealand Pharma A/S	1.8x
Top Quartile	2.6x
Mean	1.8x
Median	1.8x
Bottom Quartile	1.1x

Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected companies and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 1.10x to 2.60x to the Company’s management’s estimates of fiscal year 2025 PoS Adjusted revenue as reflected in the Financial Projections, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated an implied equity value reference range per Share (rounded to the nearest $0.25) by adding to this range of implied enterprise values an estimate of the net cash of the Company as of December 31, 2021, as provided by the Company’s management, deducting the value of the Convertible Notes as of December 31, 2021 if the resulting equity value per share was below the implied conversion price of the Convertible Notes of $24.28 based on 9.5 million shares underlying the $230 million par value Convertible Notes, as provided by the Company’s management, and dividing the result by a number of fully-diluted shares of Zogenix common stock outstanding (calculated on a treasury stock method basis, based on equity information provided by the Company’s management) including the 9.5 million shares underlying the $230 million par value Convertible Notes if the implied equity value per share was above the implied conversion price of the Convertible Notes of $24.28. This analysis indicated the following approximate implied equity value reference ranges per share of Zogenix common stock, as compared to (i) the Offer Price reflecting the notional value of the CVR (referred to in this Section as “Notional Offer Price”), (ii) the Offer Price reflecting the net present value of the CVR assuming 64% PoS adjusted CVR payout on March 31, 2023, per the Company’s management, discounted to present value as of December 31, 2021 using a discount rate of 10.50% (referred to in this Section as “PoS Adjusted NPV Offer Price”) and (iii) the closing price per Share as of January 18, 2022:

Implied Equity Value Reference Range Per Share	Notional Offer Price	PoS Adjusted NPV Offer Price	January 18, 2022 Closing Price Per Share
$13.75 - $29.50	$28.00	$27.13	$15.64

No selected publicly traded company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis.

BofA Securities reviewed, to the extent publicly available, financial information relating to the eleven selected transactions listed in the table below involving acquisitions of publicly traded biopharmaceutical companies with a single product value driver that had transaction values ranging from approximately $500 million to approximately $7 billion since 2014.

BofA Securities reviewed the transaction values implied for each target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as publicly disclosed prior to the announcement of the applicable transaction, as multiples of estimates of the target company’s PoS Adjusted revenue for the fourth and fifth fiscal years (referred to in this section as “FY+4” and “FY+5,” respectively) following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. Other financial data relating to each of the selected transactions and target companies were derived from the transaction parties’ websites, public filings and publicly available Wall Street research analysts’ estimates obtained from Evaluate Pharma and FactSet as of January 18, 2022.

The results of this review were as follows:

Date	Target	Acquiror	Transaction Value / PoS Adjusted FY + 4 Revenue	Transaction Value / PoS Adjusted FY + 5 Revenue
02/03/21	GW Pharmaceuticals plc.	Jazz Pharmaceuticals plc	2.8x	2.5x
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	4.5x	3.5x
09/14/20	Aimmune Therapeutics, Inc.	Nestlé Health Science S.A.	2.4x	1.7x
09/08/21	Kadmon Holdings, Inc.	Sanofi S.A.	5.5x	4.2x
07/21/16	Relypsa, Inc.	Galenica AG	2.8x	1.9x
05/05/20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	3.0x	2.4x
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	4.4x	4.0x
09/30/19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	4.0x	3.0x
09/12/16	Raptor Pharmaceutical Corp.	Horizon Pharma plc	2.6x	1.9x
05/08/14	Chelsea Therapeutics International, Ltd.	H. Lundbeck A/S	1.6x	1.2x
05/04/20	Stemline Therapeutics, Inc.	Menarini Group	1.7x	1.6x
	Top Quartile		4.2x	3.2x
	Mean		3.2x	2.5x
	Median		2.8x	2.4x
	Bottom Quartile		2.5x	1.8x

Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 1.50x to 4.50x to the Company’s management’s estimates of fiscal year 2025 PoS Adjusted revenue as reflected in the Financial Projections, and PoS Adjusted revenue multiple reference range of 1.25x to 4.00x to the Company’s management’s estimates of fiscal year 2026 PoS Adjusted revenue as reflected in the Financial Projections, to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied equity value per Share reference ranges (rounded to the nearest $0.25) for the Company by adding to the ranges of implied enterprise values an estimate of the net cash of the Company as of December 31, 2021, as provided by the Company’s management, deducting the value of the Convertible Notes as of December 31, 2021 if the resulting equity value per Share was below the implied conversion price of the Convertible Notes of $24.21 based on 9.5 million shares underlying the $230 million par value Convertible Notes, as provided by the Company’s management, and dividing the results by a number of fully-diluted shares of Zogenix common stock outstanding (calculated on a treasury stock method basis, based on equity information provided by the Company’s management) including the 9.5 million shares underlying the $230 million par value Convertible Notes if the implied equity value per share was above the implied conversion price of the Convertible Notes of $24.21. This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to (i) the Notional Offer Price, (ii) the PoS Adjusted NPV Offer Price and (iii) the closing price per Share as of January 18, 2022:

Implied Equity Value Reference Range Per Share 2025 (FY + 4)	Implied Equity Value Reference Range Per Share 2026 (FY + 5)	Notional Offer Price	PoS Adjusted NPV Offer Price	January 18, 2022 Closing Price Per Share
$18.25 – $47.00	$18.75-$50.50	$28.00	$27.13	$15.64

No selected precedent transaction used in this analysis or the applicable target company is identical or directly comparable to the Company or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which the Company and the Offer and the Merger were compared.

Discounted Cash Flow Analysis

BofA Securities performed a discounted cash flow analysis of the Company to calculate a range of implied present values per Share utilizing estimates of the standalone, PoS adjusted, unlevered, after-tax free cash flows the Company was expected to generate over the period from January 1, 2022 through calendar year 2040 based on the Financial Projections. BofA Securities calculated a terminal value for the Company by applying an assumed perpetuity growth rate range of negative 30% to negative 20%, reflecting guidance provided by the Company’s management, to the terminal year cash flows of the Company provided in the Financial Projections. The cash flows, the terminal value, and the estimated benefits from the Company’s NOLs as of December 31, 2021 and from the Company’s future losses over the period from calendar year 2021 through calendar year 2023, as provided by the Company’s management, were discounted to December 31, 2021, utilizing mid-year discounting convention, and using discount rates ranging from 9.00% to 12.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.25) for the Company by (i) adding to this range of present values the net cash of the Company as of December 31, 2021, and an estimate of net cash proceeds to be received by the Company in connection with a future equity financing assumed to occur in the first quarter of 2022, as reflected in the Financial Projections, (ii) deducting from the result the value of the Convertible Notes as of December 31, 2021 if the resulting equity value per share was below the implied conversion price of the Convertible Notes of $24.21 based on 9.5 million shares underlying the $230 million par value Convertible Notes, as provided by the Company’s management, and (iii) dividing the result by a number of fully-diluted shares of Zogenix common stock outstanding (calculated on a treasury stock method basis, based on equity information provided by the Company’s management) including the 9.5 million shares underlying the $230 million par value Convertible Notes if the implied equity value per share was above the implied conversion price of the Convertible Notes of $24.21. This analysis indicated the following approximate implied equity value reference range per share of Zogenix common stock (rounded to the nearest $0.25) for the Company, as compared to (i) the Notional Offer Price, (ii) the PoS Adjusted NPV Offer Price and (iii) the closing price per Share as of January 18, 2022:

Implied Equity Value Reference Range Per Share	Notional Offer Price	PoS Adjusted NPV Offer Price	January 18, 2022 Closing Price Per Share
$21.75 – $27.00	$28.00	$27.13	$15.64

Other Factors

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

52-Week Trading Range. BofA Securities reviewed the trading range of the Shares for the 52-week period ended January 18, 2022, which was $11.25 to $23.43.

Present Value of Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available equity research analyst price targets for Shares available as of January 18, 2022, which indicated a low to high target price range for the Shares of approximately $17.00 to $62.00 or $15.50 to $56.00 per share when discounted by one year at the Company’s mid-point cost of equity of 10.50%.

Premia Calculations. BofA Securities reviewed, among other things, the premia paid in selected biopharma transactions ranging from approximately $1.0 billion to $2.0 billion since 2012. For each of the transactions, BofA Securities calculated the premium represented by the offer price over the target company’s 52-week high share price and over the target company’s unaffected share price, meaning the closing share price one day prior to the earliest of (i) the announcement of the transaction, (ii) the target company’s announcement of a potential transaction or that it is exploring strategic alternatives, (iii) the first reported rumor regarding the transaction, and (iv) any other public indication that a sale transaction would likely take place (which earliest date is referred to as the “unaffected date”). Based on this review and its professional judgment and experience, BofA Securities applied (i) an illustrative premia reference range of 30.0% to 80.0% (derived by reference to the 25th and 75th percentile of the premiums) to the unaffected share prices to the Company’s closing price per Share on January 18, 2022, and (ii) an illustrative premia reference range 0.0% to 45.0% (derived by reference to the 25th and 75th percentile of the premiums) to the 52-week high prices to the Company’s closing price per Share on January 18, 2022, to derive implied equity value reference ranges per Share (rounded to the nearest $0.25) of $20.25 to $28.25 and $23.50 to $34.00, respectively.

Miscellaneous

As noted above, the discussion set forth above in the section entitled “Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Offer Price to be received by such holders in the Offer or the Merger, as the case may be, and were provided to the Company Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of the Company or its Shares.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board, the Company’s management or any other party with respect to the Offer and the Merger or the Offer Price.

The Company has agreed to pay BofA Securities for its services in connection with the Offer and the Merger an aggregate fee of approximately $21.0 million (estimated based on an assumed closing date of the Merger of March 31, 2022), $1 million of which was payable upon delivery of its opinion and the remainder of which is contingent upon consummation of the Offer and the Merger. The Company, at its discretion, may also pay to BofA Securities a discretionary fee of $2.0 million in connection with the Offer and the Merger. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as manager or underwriter for a certain debt offering of the Company. From December 1, 2019 through November 30, 2021, BofA Securities and its affiliates derived aggregate revenues from the Company of approximately $3 million for investment banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Parent in connection with its acquisition of Ra Pharmaceuticals, Inc., (ii) having acted or acting as joint lead arranger, bookrunner for, or a lender under, certain letters of credit and other credit facilities of Parent (including in connection with the financing of Parent’s acquisition of Ra Pharmaceuticals, Inc.), (iii) having acted as manager or underwriter for a certain debt offering of Parent, (iv) having provided or provided certain treasury management services and products to Parent and (v) having provided or providing certain derivatives and foreign exchange trading services to Parent. From December 1, 2019 through November 30, 2021, BofA Securities and its affiliates derived aggregate revenues from Parent of approximately $25 million for M&A advisory, corporate and/or investment banking services.

Opinion of SVB Leerink LLC

The Company retained SVB Leerink as one of its financial advisors in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that SVB Leerink evaluate the fairness, from a financial point of view, to the holders of Shares (other than the holders of Excluded Shares and Dissenting Company Shares) of the consideration proposed to be paid to such holders in the Offer and the Merger pursuant to the terms of the Merger Agreement.

On January 18, 2022, SVB Leerink rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated the same date that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the consideration proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Company Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of SVB Leerink’s written opinion, dated January 18, 2022, which describes the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion, is attached as Annex II and is incorporated herein by reference. The summary of the written opinion of SVB Leerink set forth below is qualified in its entirety by the full text of SVB Leerink’s written opinion attached hereto as Annex II. SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Company Board’s consideration of the Offer and the Merger and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares and Dissenting Company Shares) of the consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement. SVB Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should otherwise act with respect to the Offer and the Merger or any other matter.

The full text of SVB Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, SVB Leerink reviewed, among other things:

•	the proposed execution version of the Merger Agreement, as provided to SVB Leerink by the Company on January 18, 2022;

•	the final version of the CVR Agreement, as provided to SVB Leerink by the Company on January 18, 2022;

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed by the Company with the SEC;

•	the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021, and September 30, 2021, as filed by the Company with the SEC;

•	certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by the Company’s management and furnished to SVB Leerink by the Company for purposes of SVB Leerink’s analysis, as described further in the section entitled “The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” which are referred to in this summary of SVB Leerink’s opinion as the “Forecast,” and which are collectively referred to in this summary of SVB Leerink’s opinion as the “Internal Data.”

SVB Leerink also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, SVB Leerink reviewed certain financial and stock market data for the Company and compared that data to similar data for certain other companies, the securities of which are publicly traded, in lines of business that SVB Leerink deemed relevant. SVB Leerink also compared certain of the proposed financial terms of the Offer and the Merger to the financial terms, to the extent publicly available, of certain other transactions that SVB Leerink deemed relevant and conducted such other financial studies and analyses and took into account such other information as SVB Leerink deemed appropriate.

SVB Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by SVB Leerink for purposes of its opinion and, with the Company’s consent, SVB Leerink relied upon such information as being complete and accurate. In that regard, SVB Leerink assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecast) was reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the matters covered thereby and SVB Leerink relied, at the Company’s direction, on the Internal Data for purposes of SVB Leerink’s analysis and opinion. SVB Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, SVB Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was SVB Leerink furnished with any such evaluation or appraisal, and SVB Leerink was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. SVB Leerink assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to SVB Leerink’s analysis or opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by SVB Leerink. SVB Leerink also assumed, at the Company’s direction, that the Offer and the Merger would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Leerink’s analysis or SVB Leerink’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to SVB Leerink’s analysis or SVB Leerink’s opinion. For purposes of its opinion, SVB Leerink assumed, at the Company’s direction, a 64% probability of success that the milestone set forth in the CVR Agreement will be achieved and a payout date for the CVR of March 31, 2023. SVB Leerink did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Offer and the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. SVB Leerink is not a legal, regulatory, tax or accounting advisor, and SVB Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

SVB Leerink’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. SVB Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of SVB Leerink’s written opinion, to the holders of the Shares (other than Excluded Shares and Dissenting Company Shares) of the consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement. SVB Leerink was not asked to, and SVB Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the

Offer and the Merger, including, without limitation, the structure or form of the Offer and the Merger, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Offer and the Merger, including, without limitation, the fairness of the Offer and the Merger or any other term or aspect of the Offer and the Merger to, or any consideration to be received in connection therewith by, or the impact of the Offer and the Merger on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, SVB Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Offer and the Merger, whether relative to the consideration proposed to be paid to the holders of the Shares (other than the Excluded Shares and Dissenting Company Shares) pursuant to the terms of the Merger Agreement or otherwise. SVB Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Leerink as of, the date of its written opinion, and SVB Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of SVB Leerink’s written opinion. SVB Leerink’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should otherwise act with respect to the Offer and the Merger or any other matter. SVB Leerink’s financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Offer and the Merger. The issuance of SVB Leerink’s opinion was approved by the SVB Leerink LLC Fairness Opinion Review Committee.

Summary of Financial Analyses by SVB Leerink LLC

The summary below of the financial analyses of SVB Leerink is not a complete description of the opinion of SVB Leerink or the underlying analyses, or of the factors considered in connection with, the opinion of SVB Leerink. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. SVB Leerink arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, SVB Leerink believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SVB Leerink’s opinion.

In its analyses, SVB Leerink considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of SVB Leerink and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of SVB Leerink are inherently subject to substantial uncertainty.

SVB Leerink was not requested to, and did not, recommend or determine the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent and the Company’s decision to enter into the

Merger Agreement was solely that of the Company Board. The opinion of SVB Leerink was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer and the Merger, the per Share consideration or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Company Board and performed by SVB Leerink in connection with its opinion, which was delivered verbally to the Company Board on January 18, 2022 and confirmed in its written opinion, dated January 18, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, SVB Leerink. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, SVB Leerink was directed to rely upon the Forecast.

SVB Leerink Analysis of Consideration.

SVB Leerink conducted an analysis of the consideration proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Company Shares) pursuant to the Merger Agreement and the CVR Agreement. For purposes of its analysis, SVB Leerink assumed, at the Company’s direction, a 64% probability of success that the milestone set forth in the CVR Agreement will be achieved and a payout date for the CVR of March 31, 2023. Applying the midpoint of a range of discount rates from 10% to 13% based on SVB Leerink’s analysis of the Company’s weighted average cost of capital, SVB Leerink calculated an illustrative net present value for one CVR of $1.11.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share consideration” refers to an aggregate assumed implied per Share value of the consideration of $27.11 per Share, equal, on a per Share basis, to $26.00 in cash plus the estimated net present value of one CVR of $1.11, based on the midpoint of the range of discount rates, as set forth above. However, there can be no assurance that the conditions triggering the CVR payment will be satisfied, and if triggered, when such conditions will be satisfied.

Discounted Cash Flow Analysis of SVB Leerink.

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Leerink performed a discounted cash flow analysis of the Company based on estimates of risk-adjusted, after tax unlevered free cash flows expected to be generated by the Company over the period beginning on January 1, 2022 and ending on December 31, 2040, which were provided by the Company as described in the section entitled “—Certain Unaudited Prospective Financial Information.” SVB Leerink calculated terminal values for the Company using a perpetuity growth rate of negative 20% to negative 30%. SVB Leerink adjusted for tax savings from usage of the Company’s estimated U.S. Federal net operating losses, U.S. Federal research and development credits, and orphan drug tax credits of $527 million, $6 million, and $2 million, respectively, as of December 31, 2021 and future losses as directed by the Company’s management. These amounts were then discounted to present value as of December 31, 2021 using discount rates of 10.0% to 13.0% derived from a weighted average cost of capital calculation for the Company, which SVB Leerink performed utilizing the capital asset pricing model with inputs that SVB Leerink determined were relevant based on publicly available data and SVB Leerink’s professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by SVB Leerink to be comparable to the Company, and the equity market risk premium and yields for U.S. treasury notes (which inputs SVB Leerink determined based on publicly available data and SVB Leerink’s professional judgment), and using the mid-year convention. This analysis resulted in a range of implied estimated values of approximately $20.00 to $25.00 per Share (rounded to the nearest $0.25). This analysis

(i) took into account an assumed cash position provided by the Company of approximately $301 million, inclusive of an assumed equity financing of $100 million ($94 million net proceeds), which equity, per guidance of the Company’s management, was assumed to be issued at a 12.5% discount to the Company shares closing price of $15.64 on January 18, 2022, and (ii) was based on the fully diluted shares outstanding of the Company (using the treasury method), as provided by the Company. SVB Leerink’s analysis takes into account the principal amount of $230 million convertible notes of the Company outstanding as of December 31, 2021, based on an initial conversion price of approximately $24.28 per Share.

SVB Leerink then compared the results of the above analysis to the closing price of the Zogenix common stock of $15.64 as of January 18, 2022 and the illustrative assumed per Share consideration of $27.11 per Share to be paid to the holders of Shares (other than Excluded Shares and Dissenting Company Shares) pursuant to the Merger Agreement and the CVR Agreement.

Publicly Traded Company Analysis of SVB Leerink.

SVB Leerink reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded commercial-stage biopharmaceutical companies that SVB Leerink deemed comparable, based on its experience and professional judgement, to the Company:

•	Insmed, Inc.

•	Amicus Therapeutics, Inc.

•	Aurinia Pharmaceuticals, Inc.

•	Global Blood Therapeutics, Inc.

•	Pharming Group NV

•	Rigel Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by SVB Leerink, among other reasons, because they are commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of SVB Leerink’s analysis, may be considered similar to those of the Company. SVB Leerink calculated and compared financial multiples for the selected companies based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research as of January 18, 2021. With respect to each of the selected companies, SVB Leerink calculated enterprise value (calculated as the market value of common equity, determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration, less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated net revenue for calendar years 2022 and 2023.

The results of this analysis are summarized as follows:

	EV/2022E Net Revenue	EV/2023E Net Revenue
Insmed, Inc.	9.9x	7.3x
Amicus Therapeutics, Inc.	6.9x	5.2x
Aurinia Pharmaceuticals, Inc.	11.7x	5.6x
Global Blood Therapeutics, Inc.	5.4x	3.2x
Pharming Group NV	2.6x	2.3x
Rigel Pharmaceuticals, Inc.	3.2x	2.2x
75th Percentile	9.1x	5.5x
Median	6.2x	4.2x
25th Percentile	3.8x	2.6x

Based on the foregoing and other considerations that SVB Leerink deemed relevant in its professional judgment and expertise, SVB Leerink applied a multiple range of: (i) 3.8x to 9.1x, derived from the Wall Street consensus estimated 2022 net revenue of the selected publicly traded companies, to the Company’s estimated 2022 net revenue derived from the Financial Projections, which resulted in an implied per share equity value range for the Zogenix common stock of approximately $11.75 to $25.75 per share; and (ii) 2.6x to 5.5x, derived from the Wall Street consensus estimated 2023 net revenue of the selected publicly traded companies, to the Company’s estimated 2023 net revenue derived from the Financial Projections, which resulted in an implied per share equity value range for the Zogenix common stock of approximately $15.50 to $30.25 per share.

SVB Leerink then compared the results of the above analysis to the closing price of the Zogenix common stock of $15.64 as of January 18, 2022 and the illustrative assumed per Share consideration of $27.11 per Share to be paid to the holders of Shares (other than Excluded Shares and Dissenting Company Shares) pursuant to the Merger Agreement and the CVR Agreement.

Selected Precedent Transaction Analysis of SVB Leerink.

Using public filings and other publicly available information, SVB Leerink reviewed and analyzed selected precedent transactions involving biopharmaceutical companies that SVB Leerink viewed as generally relevant for purposes of its analysis. SVB Leerink analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offer and Merger.

Specifically, SVB Leerink reviewed and analyzed the following precedent transactions involving commercial-stage acquired companies focused on orphan diseases announced since 2014 with total enterprise values less than $10.0 billion. Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, SVB Leerink examined the selected transactions with respect to the transaction value, as a multiple of the target company’s one-year and two-year forward revenues (which are referred to in this section as “EV/FY+1 Revenue” and “EV/FY+2 Revenue”, respectively), as reflected in publicly available management projections contained in SEC filings following the transaction announcement. The results of this analysis are as follows:

Announcement Date	Acquiror	Target	EV/FY+1 Revenue	EV/FY+2 Revenue
December 2021	Recordati SpA	EUSA Pharma Ltd.	NA	5.0x
September 2021	Sanofi S.A.	Kadmon Holdings, Inc.	NM	11.9x
February 2021	Jazz Pharmaceuticals, Inc.	GW Pharmaceuticals, Inc.	6.1x	4.2x
August 2020	Nestlé Health Science S.A.	Aimmune Therapeutics, Inc.	13.6x	5.6x
May 2020	Alexion Pharmaceuticals, Inc.	Portola Pharmaceuticals, Inc.	6.0x	6.2x
May 2020	Menarini Group	Stemline Therapeutics, Inc.	3.3x	2.3x
September 2019	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.	13.5x	9.2x
September 2016	Horizon Therapeutics plc	Raptor Pharmaceuticals Corp.	4.4x	3.8x
July 2016	Galenica Group / Vifor Pharma Group	Relypsa, Inc.	13.5x	8.2x
March 2015	Horizon Therapeutics plc	Hyperion Therapeutics plc	6.5x	5.7x
January 2015	Shire plc	NPS Pharmaceuticals, Inc.	10.5x	7.1x
May 2014	H. Lundbeck A/S	Chelsea Therapeutics International, Ltd.	6.6x	3.2x
75th Percentile			12.7x	7.4x
Median			6.5x	5.6x
25th Percentile			6.0x	4.1x

NM denotes EV / Revenue multiples greater than 20.0x, which are excluded from analysis. NA denotes data not publicly available.

Using its professional judgment and experience, SVB Leerink then applied a range of EV/FY+1 Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of EV/FY+1 Revenue multiples, which ranged from 6.0x to 12.7x, to the Company’s estimated revenues for 2022 set forth in the Financial Projections. This analysis resulted in an implied equity value per Share range of approximately $17.75 to $33.75.

SVB Leerink also applied a range of EV/FY+2 Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of EV/FY+2 Revenue multiples, which ranged from 4.1x to 7.4x, to the Company’s estimated revenues for 2023 set forth in the Financial Projections. This analysis resulted in an implied equity value per Share range of approximately $24.00 to $38.75.

SVB Leerink then compared the results of the above analyses to the closing price of the Zogenix common stock of $15.64 as of January 18, 2022 and the illustrative assumed per Share consideration of $27.11 per Share to be paid to the holders of Shares (other than Excluded Shares and Dissenting Company Shares) pursuant to the Merger Agreement and the CVR Agreement.

Summary of Additional Factors Observed by SVB Leerink LLC

SVB Leerink observed certain additional factors that were not considered part of their financial analyses but were noted for reference purposes:

•	historical trading prices of the Shares during the 52-week period ended January 18, 2022, which reflected low to high closing prices for the Shares during such period of $11.25 to $23.43 per Share.

•

one-year forward stock price targets for the Shares as reflected in nine publicly available Wall Street research analysts’ reports published within the 120 days prior to January 18, 2022, which indicated a target stock price range of approximately $17.00 to $62.00 per Share.

•

premiums paid in 21 selected therapeutics-focused biopharmaceutical transactions involving all cash consideration announced since 2012 with transaction values between approximately $1 billion and $2 billion involving publicly traded companies. For each of the transactions, SVB Leerink calculated the premium represented by the offer price to (1) the unaffected share price (referred to as the one-day unaffected premium) and (2) the 52-week high share price (referred to as the 52-week high premium) of the applicable target company on the last trading day prior to announcement of the transaction or prior to media reports of a potential transaction. Based on its professional judgment and experience, SVB Leerink applied a range of one-day unaffected premiums of 30% to 80%, representing the approximately 25th and 75th percentiles of the one-day unaffected premium sample, respectively, and a range of 52-week high premiums of 0% to 45%, representing the approximately 25th and 75th percentiles of the 52-week high premium sample, respectively, to the closing price of the Shares on January 18, 2022 to derive a range of implied equity values of approximately $20.25 to $28.25 per Share (rounded to the nearest $0.25) in the case of the one-day unaffected premium analysis and a range of implied equity values of approximately $23.50 to $34.00 per Share (rounded to the nearest $0.25) in the case of the 52-week high premium analysis.

Miscellaneous

SVB Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, SVB Leerink and its affiliates have provided certain investment banking and financial advisory services to the Company and have received customary fees in connection with such services. SVB Leerink provided investment banking and financial advisory services to the Company in connection with the Company’s September 2020 Rule 144A convertible senior notes offering and March 2020 follow-on equity offering. During the two years prior to the date of SVB Leerink’s opinion, the Company paid SVB Leerink and its affiliates a total of $6.4 million for such services. In the past two years, SVB Leerink and its affiliates have not provided commercial or investment banking services to Parent or received compensation for the rendering of such services. In the ordinary course of business, SVB Leerink and its affiliates may, in the future, provide commercial and investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of SVB Leerink’s trading and brokerage activities, SVB Leerink or its affiliates have in the past and may in the future hold positions, for SVB Leerink’s own account or the accounts of SVB Leerink’s customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, SVB Leerink has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent and the Offer and the Merger and other participants in the Offer and the Merger that differ from the views of SVB Leerink’s investment banking personnel.

The Company Board selected SVB Leerink as a financial advisor in connection with the Offer and the Merger based on SVB Leerink’s longstanding relationship and familiarity with the Company and its business, as well as its experience and expertise in the pharmaceutical industry. SVB Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

In connection with SVB Leerink’s services as a financial advisor to the Company, the Company has agreed to pay SVB Leerink an aggregate fee estimated as of the announcement of the Offer and the Merger to be approximately $19.0 million, $1.0 million of which became payable upon the rendering of SVB Leerink’s opinion and the remainder of which is payable contingent upon consummation of the Offer and Merger. In addition, the Company has agreed to reimburse certain of SVB Leerink’s expenses arising, and to indemnify SVB Leerink against certain liabilities that may arise, out of SVB Leerink’s engagement.

For information regarding the terms of SVB Leerink’s engagement as the Company’s financial advisor, see the discussion below under the caption entitled “Item 5—Persons/Assets Retained, Employed, Compensated or Used.”

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company has agreed to pay BofA Securities for its services in connection with the Offer and the Merger an aggregate fee of approximately $21.0 million (estimated based on an assumed closing date of the Merger of March 31, 2022), $1 million of which was payable upon delivery of its opinion and the remainder of which is contingent upon consummation of the Offer and the Merger. The Company, at its discretion, may also pay to BofA Securities a discretionary fee of $2.0 million in connection with the Offer and the Merger. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

In connection with SVB Leerink’s services as financial advisor to the Company, the Company has agreed to pay SVB Leerink an aggregate fee estimated as of the announcement of the Offer and the Merger to be approximately $19.0 million, $1.0 million of which became payable upon the rendering of SVB Leerink’s opinion and the remainder of which is payable contingent upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse SVB Leerink for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify SVB Leerink and related persons against certain liabilities arising out of SVB Leerink’s engagement.

Additional information pertaining to the retention of BofA Securities and SVB Leerink by the Company in Item 4 under the subsection entitled “—Opinions of the Company’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares(1)	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Erle T. Mast	January 19, 2022	6,250	$15.04	Exercise of Company Option pursuant to an existing Rule 10b5-1 trading plan
Erle T. Mast	January 19, 2022	4,375	$14.88	Exercise of Company Option pursuant to an existing Rule 10b5-1 trading plan
Erle T. Mast	January 19, 2022	4,375	$12.00	Exercise of Company Option pursuant to an existing Rule 10b5-1 trading plan
Erle T. Mast	January 19, 2022	15,000	$26.0864(1)	Sale pursuant to an existing Rule 10b5-1 trading plan

(1)	Represents the weighted average sales price per share. The shares were sold at prices ranging from $26.05 to $26.15 per share..

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time will have occurred on March 29, 2022; (ii) for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits”, the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” (as defined in each named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the applicable employment agreement; (iii) the named executive officer’s base salary rate remains unchanged from that in effect as of March 29, 2022; (iv) the unvested Company Options, Company RSUs and Company PSUs outstanding as of March 29, 2022, will be canceled in exchange for a cash payment equal to $26.00 per share and a corresponding CVR cash payment (or corresponding notional CVR cash payment in respect of Out of the Money Options) equal to $2.00, which is the maximum amount payable under each CVR (or notional CVR); (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (vi) no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Named Executive Officer	Cash ($)(1)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Stephen J. Farr, Ph.D.	1,013,482	3,511,173	30,000	4,554,655
Michael P. Smith	637,716	946,098	30,000	1,613,814
Shawnte M. Mitchell	641,437	861,375	30,000	1,532,812
Bradley S. Galer, M.D.	657,215	1,243,248	30,000	1,930,463
Ashish M. Sagrolikar	669,093	2,397,039	30,000	3,096,132
Gail M. Farfel, Ph.D.	645,050	1,094,968	30,000	1,770,018

(1)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the executive officer may become entitled under his or her employment agreement in connection with a qualifying termination during the period beginning sixty (60) days prior to, and ending twelve months after, a change in control, as described in further detail in the section to this Schedule 14D-9 captioned “—Arrangements with Current Executive Officers and Directors of the Company—Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.” The cash severance payments will be made in an amount equal to (a) an amount equal to the product of twelve (12) months multiplied by his or her monthly salary in effect immediately prior to the qualifying termination (18 months in the case of Dr. Farr); plus (b) plus the average of his or her bonuses awarded for fiscal 2021, 2020 and 2019 (or such lesser number of years he or she has been employed by us). The definition of “bonus” is described above the section to this Schedule 14D-9 captioned “— Arrangements with Current Executive Officers and Directors of the Company— Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.” . The following table breaks down the amounts in this column by types of payment:

Name	Base Salary	Bonus
Stephen J. Farr, Ph.D.	$647,900	$365,582
Michael P. Smith	$453,200	$184,516
Shawnte M. Mitchell	$443,000	$198,437
Bradley S. Galer, M.D.	$468,000	$189,215
Ashish M. Sagrolikar	$490,000	$179,093
Gail M. Farfel, Ph.D.	$462,000	$183,050

(2)

The base salary amount reflects the current base salary in effect as of March 29, 2022; the 2022 salary amounts have not yet been determined by the compensation committee. The bonus amount reflects the average of the bonuses awarded to each name executive officer for each of the three prior fiscal years, including an assumed 101% payout of each such executive officer’s 2021 target bonus; final 2021 bonus amounts have not yet been determined by the compensation committee.

(3)

This amount represents “single trigger” vesting acceleration of Company Options, Company RSUs, Company PSUs, and the maximum amount payable under corresponding CVRs held by such named executive officer at the Effective Time. The value of such Company Options is calculated by multiplying the excess of $26.00 over the exercise price per Share under such Company Option by the number of Shares subject to such Company Options; the value of the Company RSUs and Company PSUs is calculated by multiplying the number of Shares subject to such Company RSU or Company PSU (assuming achievement in full of all performance objectives in respect to such Company PSU) by $26.00; and the value of the corresponding CVRs (or notional CVRs in respect of Out of the Money Options) is calculated by multiplying the number of CVRs corresponding to the corresponding Company Options, Company RSUs and Company PSUs (determined assuming achievement in full of all performance objectives) by $2.00, or, in the case of Out of the Money Options, the difference between $28.00 and the exercise price per Share under such Out of the Money Options. The following table breaks down the amounts in this column by types of Company equity award:

Name	Unvested Company In the Money Options ($)	Company RSUs ($)	Company PSUs ($)	Corresponding CVRs or Notional CVRs ($)	Total Value of Unvested Equity Acceleration ($)
Stephen J. Farr, Ph.D.	506,807	1,397,448	1,213,290	393,628	3,511,173
Michael P. Smith	135,750	381,056	325,000	104,292	946,098
Shawnte M. Mitchell	135,750	243,750	325,000	156,875	861,375
Bradley S. Galer, M.D.	162,900	559,806	390,000	130,542	1,243,248
Ashish M. Sagrolikar	461,805	1,027,806	650,000	257,428	2,397,039
Gail M. Farfel, Ph.D.	162,900	423,306	390,000	118,762	1,094,968

(4)	This amount represents “double-trigger” reimbursement of COBRA premiums for twelve (12) months based on the premiums in effect as of March 29, 2022.

Conditions of the Offer.

The information set forth in Section 15 under the heading entitled “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its subsidiaries, including Purchaser, is, nor at any time during the period commencing three years prior to the date of the Merger Agreement, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is consummated, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) (iii) strictly and timely follow the procedures set forth in

Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders of the Company who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Zogenix, Inc., 5959 Horton Street, Suite 500, Emeryville, CA 94608, Attention: Corporate Secretary. The demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, or the beneficial owner of any such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, may, in such person’s own name, file such a petition. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares, or the beneficial owner of any such Shares, who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined to be advisable by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders who demand payment for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, Parent and Purchaser have represented and warranted that neither it nor its subsidiaries (including, without limitation, Purchaser) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Notification and Report Forms (“HSR Notifications”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. Parent and the Company expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about February 1, 2022.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on the date that is 30 days after such filing. However, the initial waiting period may be terminated prior to such date and time by the FTC or the Antitrust Division, or Purchaser and the Company may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 30 days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the Company or by the Company the requested information, the Company is obliged to respond to the request within a reasonable time. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 30-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

Parent and the Company are active outside of the United States. Based on a review of the information currently available about the businesses of Parent and the Company, a filing with Germany’s Federal Cartel Office (“FCO”) and observation of the applicable waiting period under the German Act Against Restraints of Competition is required before the transactions contemplated by the Merger Agreement may close. Parent submitted the notification to the FCO on February 1, 2022. The review period will expire one month after the date of filing, unless the FCO notifies Parent within the one month review period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and neither the Offer nor the Merger may be consummated until the acquisition is approved by the FCO, within the extended period.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2021 and September 30, 2021 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

Statements contained in or incorporated by reference into this Schedule 14D-9 regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, are forward-looking statements, including but not limited to statements about: the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company; the anticipated timing of closing of the Offer and acquisition; commercialization, product development and regulatory strategies, goals and timelines; and the potential benefits of the Company’s products and product candidates. Forward- looking statements may be identified by words and phrases such as “advance,” “anticipate,” “being developed,” “believe,” “continue,” “expect,” “guidance,” “look forward to,” “may,” “plan,” “possible,” “potential,” “progress,” “propose,” “remains,” “target,” “will,” “working toward” and other similar words or expressions, or the negative of these words or similar words or expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including: (i) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers or Acquisition Proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement among Parent, Purchaser and the Company, including in circumstances which would require the Company to pay a termination fee; (vii) the risk that the milestone specified in the CVR Agreement is not achieved; (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (xi) risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2020, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward- looking statements contained herein. The Company is providing the information in this Schedule 14D-9 as of this date and assumes no obligations to update the information included in this Schedule 14D-9 or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit Number Description

(a)(1)(A)	Offer to Purchase, dated February 1, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on February 1, 2022 by Parent and Purchaser).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated February 1, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press release issued by UCB S.A. dated February 1, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint press release issued by the Company and UCB S.A. dated January 19, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 19, 2022).

(a)(5)(B)	Email to the Company’s Employees distributed on January 19, 2022 from Stephen J. Farr, President and Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(C)	Townhall Meeting Presentation presented to the Company’s employees on January 19, 2022 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(D)	Questions and Answers to the Company’s Employees, distributed on January 19, 2022 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(E)	Email to Partners, Suppliers and Vendors distributed on January 19, 2022 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(F)	Email to Physicians distributed on January 19, 2022 (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(G)	Email to Patient Advocacy Groups distributed on January 19, 2022 (incorporated by reference to Exhibit 99.6 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(H)	Email to Analysts distributed on January 19, 2022 (incorporated by reference to Exhibit 99.7 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(I)	Email to Investors distributed on January 19, 2022 (incorporated by reference to Exhibit 99.8 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(J)	Email to the Company’s Consultants and Temporary Employees distributed on January 19, 2022 (incorporated by reference to Exhibit 99.9 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

(a)(5)(K)	Email to the Company’s Newly Hired Employees distributed on January 19, 2022 (incorporated by reference to Exhibit 99.10 to the Company’s Schedule 14D-9C filed with the SEC on January 19, 2022).

Exhibit Number Description

(a)(5)(L)*	Opinion of BofA Securities, Inc. to the Company Board dated January 18, 2022 (included as Annex I to this Schedule 14D-9).

(a)(5)(M)*	Opinion of SVB Leerink, LLC to the Company Board dated January 18, 2022 (included as Annex II to this Schedule 14D-9).

(a)(5)(N)*	Letter to Stockholders of the Company, dated February 1, 2022, from Stephen J. Farr, President and Chief Executive Officer of the Company.

(a)(5)(O)	Employee Newsflash and News Plaza Article dated January 19, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(a)(5)(P)	U.S. Employee Newsflash dated January 19, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(a)(5)(Q)	Employee Town Hall Presentation dated January 19, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(a)(5)(R)	Email to Employees dated January 19, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(a)(5)(S)	Investor Presentation dated January 19, 2022 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(a)(5)(T)	Social Media Posts of Parent and its representatives dated January 19, 2022 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(a)(5)(U)	Transcript of Jean-Christophe Tellier’s video message to Zogenix employees dated January 19, 2022 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Parent with the SEC on January 19, 2022).

(b)	Term Facility Agreement dated as of January 19, 2022, among, inter alios, Parent, certain of its subsidiaries as Borrowers, certain of its subsidiaries as Guarantors, BNP Paribas Fortis SA/NV and Barclays Bank PLC as Bookrunners and Underwriters, BNP Paribas Fortis SA/NV as Arranger and Agent and certain financial institutions named therein as Lenders (incorporated by reference to Exhibit (b) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of January 18, 2022, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2022).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit A of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2022).

(e)(3)	Confidentiality Agreement dated as of August 25, 2021, between Zogenix, Inc. and UCB Biopharma SPRL (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amendment No. 1 to the Confidentiality Agreement dated as of January 3, 2022, between Zogenix, Inc. and UCB Biopharma SPRL (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Zogenix, Inc. Employment Inducement Equity Incentive Award Plan and form of stock option agreement thereunder (incorporated herein by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on February 28, 2019).

(e)(6)	Zogenix, Inc. 2021 Employment Inducement Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-258532) as filed with the SEC on August 6, 2021).

Exhibit Number Description

(e)(7)*	Form of Restricted Stock Unit Award Grant Notice and Award Agreement under the 2021 Employment Inducement Equity Incentive Award Plan.

(e)(8)*	Form of Global Restricted Stock Unit Award Grant Notice and Award Agreement under the 2021 Employment Inducement Equity Incentive Award Plan.

(e)(9)*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Employment Inducement Equity Incentive Award Plan.

(e)(10)*	Form of Global Stock Option Grant Notice and Stock Option Agreement under the 2021 Employment Inducement Equity Incentive Award Plan.

(e)(11)	Zogenix Inc. 2010 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-258532) as filed with the SEC on August 6, 2021).

(e)(12)	Form of Restricted Stock Unit Award under the 2010 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

(e)(13)*	Form of Global Restricted Stock Unit Award Grant Notice and Award Agreement under the 2010 Equity Incentive Award Plan.

(e)(14)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2010 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

(e)(15)*	Form of Global Stock Option Grant Notice and Stock Option Agreement under the 2010 Equity Incentive Award Plan.

(e)(16)	Zogenix, Inc. Employee Stock Purchase Plan, as Amended and Restated effective May 29, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-238804) as filed with the SEC on May 29, 2020).

(e)(17)	Amendment to Employment Agreement, dated July 2, 2018 by and between the Company and Ashish Sagrolikar (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-34962) as filed with the SEC on November 8, 2021).

(e)(18)	Second Amendment to Employment Agreement, dated July 2, 2018 by and between the Company and Ashish Sagrolikar (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-34962) as filed with the SEC on November 8, 2021).

(e)(19)	Third Amendment to Employment Agreement, dated July 2, 2018 by and between the Company and Ashish Sagrolikar (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-34962) as filed with the SEC on November 8, 2021).

(e)(20)	Employment Agreement, dated July 2, 2018, by and between the Company and Ashish Sagrolikar (incorporated herein by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

(e)(21)	Amended and Restated Employment Agreement, dated April 27, 2015, by and between the Company and Stephen J. Farr, Ph.D. (incorporated herein by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

(e)(22)	Employment Agreement, dated June 29, 2015, by and between the Company and Gail M. Farfel, Ph.D. (incorporated herein by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

Exhibit Number Description

(e)(23)	Employment Agreement, dated December 17, 2013, by and between the Company and Bradley S. Galer, M.D. (incorporated herein by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

(e)(24)	Employment Agreement, dated January 16, 2017, by and between the Company and Michael P. Smith (incorporated herein by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

(e)(25)	Employment Agreement, dated April 20, 2020, by and between the Company and Shawnte M. Mitchell (incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K (File No. 001-34962) as filed with the SEC on March 1, 2021).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zogenix, Inc.

By:	/s/ Stephen J. Farr
Name: Stephen J. Farr. Ph.D.
Title: President and Chief Executive Officer

Dated: February 1, 2022

Annex I

January 18, 2022

The Board of Directors

Zogenix, Inc.

5959 Horton Street

Emeryville, California 94608

Members of the Board of Directors:

We understand that Zogenix, Inc. (“Zogenix”) proposes to enter into an Agreement and Plan of Merger, dated January 18, 2022 (the “Merger Agreement”), among Zogenix, UCB S.A. (“UCB”) and Zinc Merger Sub, Inc., a wholly owned subsidiary of UCB (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Zogenix (“Zogenix Common Stock”) at a purchase price of (i) $26.00 per share in cash (the “Cash Consideration”) and (ii) one non-transferable contingent value right per share of Zogenix Common Stock (each, a “CVR”) issued by UCB under the CVR Agreement (as defined in the Merger Agreement) (the “CVR Consideration”, and together with the Cash Consideration, the “Consideration” and, such offer, the “Tender Offer”) and following consummation of the Tender Offer, Merger Sub will merge with and into Zogenix (the “Merger” and together with the Tender Offer, the “Transaction”) and each outstanding share of Zogenix Common Stock not tendered in the Tender Offer (other than shares of Zogenix Common Stock held by Zogenix, UCB, Merger Sub or any wholly owned subsidiary of UCB and of Zogenix, and the Excluded Shares (as defined in the Merger Agreement) (holders of such shares, collectively, the “Excluded Holders”)) will be converted into the right to receive the Consideration. As further described in the CVR Agreement, each CVR issued in respect of a share of Zogenix Common Stock will entitle the holder thereof to receive a cash Milestone Payment (as defined in the CVR Agreement) of $2.00, if any, upon the achievement of the Milestone (as defined in the CVR Agreement) at the time and subject to the terms and conditions of the CVR Agreement, as more fully set forth in the Merger Agreement and the CVR Agreement. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Zogenix Common Stock (other than the Excluded Holders) of the Consideration to be received by such holders in the Transaction. In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Zogenix;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Zogenix furnished to or discussed with us by the management of Zogenix, including certain financial forecasts relating to Zogenix prepared by the management of Zogenix (such forecasts, “Zogenix Forecasts”);

(iii)

reviewed and discussed with members of senior management of Zogenix their assessments as to the product and product candidates of Zogenix, including the likelihood of technical, clinical and regulatory success of such product and product candidates;

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

(iv)

reviewed and discussed with members of senior management of Zogenix estimates of the amount and utilization of certain net operating losses and other tax attributes of Zogenix prepared by the management of Zogenix (the “NOLs”);

(v)	discussed the past and current business, operations, financial condition and prospects of Zogenix with members of senior management of Zogenix;

(vi)

discussed with members of senior management of Zogenix their assessments as to the probability of, and the expected timing of, achieving the Milestone giving rise to the Milestone Payment and the expected timing of the corresponding Milestone Payment;

(vii)

discussed with members of senior management of Zogenix their assessments as to the treatment of Zogenix’s Convertible Notes (as defined in the Merger Agreement) in connection with the Transaction, including the adjustments to the Conversion Rate (as defined in the Convertible Notes Indenture) (as defined in the Merger Agreement)) under the terms of the Convertible Notes to be made in connection with the Transaction;

(viii)	reviewed the trading history for Zogenix Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(ix)	compared certain financial and stock market information of Zogenix with similar information of other companies we deemed relevant;

(x)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xi)	reviewed the Merger Agreement and the CVR Agreement, dated January 18, 2022; and

(xii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Zogenix that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Zogenix Forecasts and the NOLs, we have been advised by Zogenix, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Zogenix as to the future financial performance of Zogenix and the other matters covered thereby. We have relied, at the direction of Zogenix, on the assessments of the management of Zogenix as to the ability of Zogenix to utilize the NOLs and have been advised by Zogenix, and have assumed, at the direction of Zogenix, that such NOLs will be utilized in the amounts and at the times projected. We have relied, at the direction of Zogenix, on the assessments as to the product candidates of Zogenix, including the likelihood of technical, clinical and regulatory success of such product candidates. We have relied, at the direction of Zogenix, upon the assessment of the management of Zogenix as to the probability of, and the expected timing of, achieving the Milestone giving rise to the Milestone Payment and the expected timing of the corresponding Milestone Payment. We have also relied, at the direction of Zogenix, upon the assessment of the management of Zogenix as to the treatment of Zogenix’s Convertible Notes in connection with the Transaction, including the adjustments to the Conversion Rate under the terms of the Convertible Notes to be made in connection with the Transaction. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Zogenix or any other entity, nor have we made any physical inspection of the properties or assets of Zogenix or any other entity. We have not evaluated the solvency or fair value of Zogenix, UCB or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Zogenix, that the Transaction

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Zogenix, UCB or any other entity or the Transaction (including the contemplated benefits thereof).

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, the CVRs, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Zogenix Common Stock (other than the Excluded Holders) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Zogenix or in which Zogenix might engage or as to the underlying business decision of Zogenix to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Zogenix, upon the assessments of Zogenix and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Zogenix or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Zogenix obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of Zogenix Common Stock in the Tender Offer or as to how any stockholder should act in connection with the Transaction or any other matter.

We have acted as financial advisor to Zogenix in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Zogenix has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Zogenix, UCB and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Zogenix and have received or in the future may receive compensation for the rendering of these services, including having acted as manager or underwriter for a certain debt offering of Zogenix.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to UCB and have received or in

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to UCB in connection with its acquisition of Ra Pharmaceuticals, Inc., (ii) having acted or acting as joint lead arranger, bookrunner for, and/or a lender under, certain letters of credit and other credit facilities of UCB (including in connection with the financing of UCB’s acquisition of Ra Pharmaceuticals, Inc.), (iii) having acted as manager or underwriter for a certain debt offering of UCB, (iv) having provided or provided certain treasury management services and products to UCB and (v) having provided or providing certain derivatives and foreign exchange trading services to UCB.

It is understood that this letter is for the benefit and use of the Board of Directors of Zogenix (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Zogenix Common Stock (other than the Excluded Holders) is fair, from a financial point of view, to such holders.

Very truly yours,

BOFA SECURITIES, INC.

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

Annex II

January 18, 2022

The Board of Directors

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, CA 94608

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares and Dissenting Shares (each as defined below)) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among UCB S.A., a société anonyme formed under the laws of Belgium (the “Parent”), Zinc Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Parent (the “Purchaser”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) the Purchaser will commence a tender offer (the “Offer”) to acquire all of the Shares for a purchase price of (a) $26.00 per Share in cash, net to the seller in cash, without interest (the “Cash Consideration”), plus (b) one contingent value right per Share (each, a “CVR”) representing the right to receive a contingent payment, net to the seller in cash, without interest, upon the achievement of the milestone set forth in, and subject to and in accordance with the terms and conditions of the CVR Agreement (as defined below) (the “CVR Consideration”, and together with the Cash Consideration, the “Consideration”); and (ii) as soon as practicable following the consummation of the Offer, the Purchaser will, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly owned subsidiary of the Parent, and each Share (other than any Excluded Shares or any Dissenting Shares) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall be converted into the right to receive the Consideration, without interest. As further described in the Contingent Value Rights Agreement to be entered into by the Parent and a rights agent (the “CVR Agreement”), each CVR will entitle the holder thereof to receive a cash payment of $2.00, subject to the achievement of the milestone set forth in the CVR Agreement, at the time and subject to the terms and conditions of the CVR Agreement. As used herein, (i) “Excluded Shares” means any Shares held by the Company (or held in the Company’s treasury) and any Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent or the Company, in each case immediately prior to the Effective Time; and (ii) “Dissenting Shares” means any Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to demand and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who have otherwise complied with all applicable provisions of Section 262 of the DGCL, unless any such holder fails to perfect, waives, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

We have been engaged by the Company to act as a financial advisor to the Company in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon

The Board of Directors

Zogenix, Inc.

January 18, 2022

consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we and our affiliates in the past have provided certain investment banking and commercial banking services to the Company and its affiliates unrelated to the proposed Transaction, for which we have received compensation. In the past two years, we served as a joint book-running manager for the Company’s September 2020 Rule 144A convertible senior notes offering and as a joint book-running manager for the Company’s March 2020 follow-on equity offering. In the ordinary course of business, we and our affiliates may, in the future, provide investment banking and commercial banking services to the Company, the Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Parent or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, the Parent and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) the proposed execution version of the Merger Agreement, as provided to us by the Company on January 18, 2022; (ii) the final version of the CVR Agreement, as provided to us by the Company on January 18, 2022; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (vi) certain publicly available research analyst reports for the Company; (vii) certain other communications from the Company to its stockholders; and (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecast”) (collectively, the “Internal Data”).; We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed certain financial and stock market data for the Company and compared that data to similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction to the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have

The Board of Directors

Zogenix, Inc.

January 18, 2022

not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. For purposes of our opinion, we have assumed, at your direction, a 64% probability of success that the milestone set forth in the CVR Agreement will be achieved and a payout date for the CVR of March 31, 2023. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares and Dissenting Shares) of the Consideration to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR (except as expressly set forth herein), or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

The Board of Directors

Zogenix, Inc.

January 18, 2022

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SVB Leerink, LLC
SVB Leerink, LLC

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

III-1

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the

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later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If

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immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

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Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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